Exhibit 2.1

ASSET PURCHASE AGREEMENT

dated September 27, 2011

by and among

CI HOLDINGS CORP.

(the “Parent”),

CHELSEA INDUSTRIES, INC.

(the “Company”),

BES-PAK & COMPANY, INC.

FESC CORP. and

RSMC, INC.

(the “Subsidiaries”)

and

AEP INDUSTRIES INC.

(the “Buyer”)

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT, dated as of September 27, 2011 (the “Agreement”), is made and entered into by and among CI Holdings Corp., a Massachusetts corporation (the “Parent”); Chelsea Industries, Inc., a Massachusetts corporation and a wholly-owned subsidiary of Parent (the “Company”); Bes-Pak & Company, Inc., a Massachusetts corporation and a wholly owned subsidiary of the Company (“Bes-Pak”); FESC Corp., a Pennsylvania corporation and a wholly owned subsidiary of the Company (“FESC”), and RSMC, Inc., a Massachusetts corporation and a wholly owned subsidiary of the Company (“RSMC”; and together with Bes-Pak and FESC, the “Subsidiaries” and together with the Company, the “Sellers”); and AEP Industries Inc., a Delaware corporation (the “Buyer”). Capitalized terms not otherwise defined in this Agreement shall have the meanings ascribed to them in Article XII below.

RECITALS

WHEREAS, the Parent owns all of the issued and outstanding shares of capital stock of the Company, and the Company owns all of the issued and outstanding shares of capital stock of the Subsidiaries; and

WHEREAS, Webster Industries constitutes the operating division of the Sellers that is engaged in the business of manufacturing, marketing and distributing plastic film trash bags and plastic cast film food bags (“Webster” or the “Business”); and

WHEREAS, Sellers desire to sell and assign to Buyer, and Buyer desires to purchase and assume from the Sellers, substantially all of the assets and specified liabilities of the Business, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in order to consummate said purchase and sale and in consideration of the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and upon the terms and subject to the conditions set forth herein, the parties, intending to be legally bound hereby, hereto agree as follows:

ARTICLE I

THE ASSET PURCHASE

Section 1.1 Purchase and Sale of Assets.

(a) Subject to and upon the terms and conditions set forth in this Agreement, at the Closing, the Buyer shall purchase, acquire and accept from the Sellers and the Sellers shall sell, transfer, convey, assign and deliver to the Buyer, free and clear of any Encumbrances other than Permitted Encumbrances, all of Sellers’ right, title and interest in, to and under the Acquired Assets (as defined in Section 1.1(b) hereof), for the consideration specified below in this Article I. Notwithstanding anything to the contrary in this Agreement, the Acquired Assets shall not include the Excluded Assets, as defined in Section 1.1(c) hereof.

(b) As used in this Agreement the term “Acquired Assets” shall mean all of the business, assets, properties and rights of every kind and nature, whether real, personal or mixed, tangible or intangible (including goodwill), wherever located and existing as of the Closing, of which relate to, or are used or held for use in connection with, the Business, except for the Excluded Assets, including:

(i)	all trade and other accounts receivable and notes and loans receivable that are payable to the Sellers and relating to the Business, and all rights to unbilled amounts for products delivered or services provided, together with any right, claim, remedy and security held for the payment thereof (“Accounts Receivable”);

(ii)	all inventories of raw materials, work in process, finished goods, supplies, packaging materials, spare parts and similar items, wherever located, including consignment inventory and inventory held on order or in transit (“Inventory”);

(iii)	all computers, machinery, equipment, tools and tooling, furniture, fixtures, supplies, leasehold improvements, motor vehicles, railcars and other tangible personal property (“Tangible Personal Property”);

(iv)	the Acquired Real and Leased Property, and easements, rights-of-way and other appurtenants thereto;

(v)	all Webster Intellectual Property (as defined in Section 2.7 hereof);

(vi)	all rights under Assigned Contracts (as defined in Section 2.10 hereof), including those Outstanding Orders (as defined in Section 2.10 hereof) that remain open as of the Closing plus those purchase orders and customer contracts that arise after the date hereof and remain open as of the Closing, to the extent entered into in the ordinary course of business and otherwise in compliance with Section 5.1 hereof;

(vii)	all claims (but only to the extent such claims do not primarily relate to any Excluded Assets or any Retained Liabilities), prepayments, credits, security, charges, fees, deposits, refunds, causes of action, choses in action, rights of recovery, rights of setoff and rights of recoupment (excluding any such item relating to the payment of federal or state or income or corporate excise Taxes);

(viii)	all Permits (as defined in Section 2.9 hereof) to the extent assignable under applicable Law;

(ix)	the lock box account, the petty cash accounts, and the Bank account of Sellers, each as listed on Schedule 1.1(b)(ix) attached hereto, but excluding cash in such accounts collected through the Closing Date (the “Included Cash Accounts”);

(x)	all warranties, indemnities and similar rights against third parties to the extent related to the Acquired Assets or the Business;

(xi)	originals, or where not available, copies of all books and records, including books of accounts, ledgers, financial and accounting records, files, documents, correspondence, lists (including price, customer, distributor, supplier and prospect lists), employment records, manufacturing and procedural manuals and maintenance files, quality control records and procedures, customer complaints and inquiry files, Intellectual Property records, research and development files, sales and promotional materials (including purchasing and pricing histories, terms of sale, and related policies and procedures), strategic plans, studies, reports, and other printed or written materials relating to the Business (“Books and Records”);

(xii)	all rights of the Sellers in and with respect to the Plans listed on Schedule 1.1(b)(xii) attached hereto (the “Acquired Plans”); and

(xiii)	the goodwill and going concern value of the Business.

(c) As used in this Agreement, the term “Excluded Assets” shall mean the following assets of the Sellers and Parent:

(i)	all cash, short-term investment, bank accounts and other similar cash equivalents or accounts (other than the Included Cash Accounts);

(ii)	all trade and other accounts receivable and notes and loans receivable that are payable to the Sellers not relating to the Business;

(iii)	the corporate charter, qualifications to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, and other documents relating to the organization and existence of the Parent and the Sellers as corporations, or relating to any of their current or former subsidiaries and all other books and records described in Section 1.1(b)(xi) hereof not relating to the Business;

(iv)	all insurance policies of the Sellers and Parent, as well as all proceeds which may be payable thereunder;

(v)	except the Acquired Plans, all rights of the Sellers and Parent in and with respect to the assets associated with their “employee benefit plans” as defined in Section 3(3) of ERISA, as amended and such other Plans, including as set forth on Schedule A;

(vi)	all rights relating to refunds, recovery or recoupment of income taxes related to Parent and Sellers for periods ending on or prior to the Closing;

(vii)	all rights to any claim or action and any right of refunds that primarily relate to or primarily arise out of any of the Excluded Assets or Retained Liabilities;

(viii)	any of the rights of the Parent and the Sellers under this Agreement or any of the Transaction Documents;

(ix)	the Retained Real Property (as defined in Section 2.6(a) below); and

(x)	those assets set forth and listed on Schedule A attached hereto.

Section 1.2 Assumption of Liabilities.

(a) Upon and subject to the terms and conditions of this Agreement, the Buyer shall assume and become responsible for, from and after the Closing, the Assumed Liabilities. Notwithstanding any other provision of this Agreement to the contrary, the Buyer shall not assume or become responsible for, and the Sellers and Parent, as the case may be, shall remain liable for, the Retained Liabilities.

(b) As used in this Agreement, the term “Assumed Liabilities” shall mean only the following liabilities of the Sellers pertaining to the Business, except for the Retained Liabilities:

(i)	subject to Section 1.5 hereof, all current liabilities of the Sellers as set forth on the Webster Base Line Balance Sheet (as defined in Section 1.5(a) below), to the extent they have not been paid or discharged prior to the Closing, including all liabilities of Sellers with respect to any so-called IBNR claims that arose prior to the Closing Date with respect to the medical benefits provided under the self-funded medical benefit program of the Webster Alabama Group Insurance Plan for Hourly Employees, Plan No. 501;

(ii)

subject to Section 1.5 hereof, all current liabilities of the Sellers in connection with the Business which have arisen after the date of the Webster Base Line Balance Sheet in the ordinary course of business consistent with past practice, including with respect to frequency and amount, to the extent that they have not been paid or discharged prior to the Closing, including all liabilities of Sellers with respect to any so-called IBNR claims that arose prior to the Closing Date with respect to the medical benefits provided under the self-funded medical benefit program of the Webster Alabama Group Insurance Plan for Hourly Employees, Plan No. 501;

(iii)	all obligations of the Sellers arising after the Closing under the Assigned Contracts, including the Outstanding Orders that were incurred in the ordinary course of business;

(iv)	all obligations under the Acquired Plans;

(v)	any liabilities of Sellers for any claims for workers’ compensation for any employees filed after the Closing, whether or not accrued on or prior to the Closing;

(vi)	all liabilities of Sellers for accrued but unused vacation for employees who are members of the RWDSU/AFL-CIO collective bargaining unit; and

(vii)	all obligations of the Sellers to their customers for the repair, replacement or return of products manufactured or sold in the ordinary course of business prior to the Closing, including the satisfaction of all warranty claims.

Notwithstanding any of the foregoing, the Assumed Liabilities shall not include any liabilities which relate to or which arose out of any (A) breach of contract (resulting from fraud or willful misconduct), tort, or infringement or violation of Law or Government Orders by Sellers on or prior to Closing or (B) breach of Section 5.1(a) hereof.

(c) As used in this Agreement, the term “Retained Liabilities” shall mean any and all liabilities, commitments and obligations (whether known or unknown, absolute or contingent, liquidated or unliquidated, matured or unmatured, due or to become due and accrued or unaccrued, and whether claims with respect thereto are asserted before or after the Closing) of the Sellers and Parent which are not Assumed Liabilities, including:

(i)	the costs and expenses of Sellers and Parent incurred in connection with this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby;

(ii)	any liabilities for Taxes of any of Parent, the Sellers or their Affiliates, including such liabilities that become liabilities of Buyer under any common law doctrine of de facto merger or transferee or successor liability or otherwise by operation of contract or Law and any liabilities imposed due to the failure of Parent, Sellers and/or their Affiliates to obtain exemption certificates or other documentation from their customers with respect to sales that would be exempt from sales, use or other similar Taxes if such certificates or documentation were otherwise obtained;

(iii)	any liabilities relating to or arising out of the Excluded Assets;

(iv)	any liabilities in respect of any pending, threatened or settled Action arising out of, relating to or otherwise in respect of the operation of the Business or the Acquired Assets to the extent such Action related to such operation on or prior to the Closing Date, including any breach of contract or default, product liability or similar claim for injury to a person or property from such products or services provided by Sellers or Parent;

(v)	any liabilities for any recall, design defect or similar claims for any products manufactured or sold or services provided by Sellers;

(vi)	any liabilities of Sellers for any present or former employees, officers, directors, retirees, independent contractors or consultants of Sellers, including, without limitation, any liabilities associated with any claims for wages or other benefits, bonuses, accrued vacation, severance, retention, termination or other payments, liabilities associated with any claims for workers’ compensation for any present or former employees filed before the Closing, and liabilities associated with any claim or dispute under the collective bargaining agreement between the Company and the Retail, Wholesale and Department Store Union, AFL-CIO effective November 9, 2008 (the “Collective Bargaining Agreement”) that arise prior to the Closing, including liabilities and costs set forth in Section 6.1(a) hereof, other than assumed by Buyer under Section 1.2(b)(ii), (iv), (v) or (vi) hereof or included in the Final Date Balance Sheet;

(vii)	any Environmental Claims, or liabilities under Environmental Laws, to the extent arising out of or relating to facts, circumstances or conditions existing on or prior to the Closing;

(viii)	any liabilities related to any proposed Acquired Asset that is not validly and effectively assigned to Buyer pursuant to this Agreement;

(x)	any liabilities related to Contracts that are not Acquired Contracts;

(xi)	any liabilities to indemnify, reimburse or advance amounts to any present or former officer, director, employee or agent of Sellers or Parent (including with respect to any breach of fiduciary obligations by same), except for indemnification of same pursuant to Article X hereof as Indemnitees, except for any such liabilities included in the Assumed Liabilities;

(xii)	any liabilities associated with indebtedness, loans or credit facilities of Sellers, Parent and/or the Business;

(xiii)	any liabilities arising out of, in respect of or in connection with the failure by Sellers or Parent to comply with any Law or Governmental Order;

(xiv)	any liabilities arising from transactions included on Schedule 2.22 attached hereto, except for any such liabilities included in the Assumed Liabilities;

(xv)	any liabilities, fees and costs arising from the transactions contemplated by Sections 5.3(a), 6.3 and 7.3(d) hereof; and

(xvi)	all liabilities of Sellers with respect to any so-called IBNR claims that arose prior to the Closing Date with respect to the medical benefits provided under the self-funded medical benefit program of the Chelsea Industries Welfare Benefit Plan, Plan No. 515.

Section 1.3 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Posternak Blankstein & Lund LLP, The Prudential Tower 33rd Floor, 800 Boylston Street, Boston, Massachusetts 02199. The Closing shall take place at 3:00 PM., Boston time three Business Days after all of the conditions to Closing set forth in Article VII are either satisfied or waived (other than conditions which, by their nature, are to be satisfied at the Closing), or at such other place or time as may be mutually agreed upon by the parties (the “Closing Date”). For purposes of purchase price adjustment set forth in Section 1.5 hereof, the operations of the Business through 11:59 p.m. on the Closing shall be for the account of Sellers and such day and time shall herein be referred to as the “Final Date.”

Section 1.4 Purchase Price. The aggregate purchase price to be paid by the Buyer for the Acquired Assets at the Closing shall be $28,400,000, subject to increase or decrease as provided in Section 1.5 hereof, plus the assumption of the Assumed Liabilities (the “Purchase Price”). The Purchase Price shall be payable as provided in Section 1.6 hereof.

Section 1.5 Purchase Price Adjustments.

(a) Attached hereto as Schedule 1.5(A) is a pro forma balance sheet of the Business as of March 26, 2011 (the “Webster Base Line Balance Sheet”). The Webster Base Line Balance Sheet was prepared in accordance with GAAP applied using the same accounting methods, practices, principles and policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Audited Financial Statements for the year ended December 26, 2009, subject to the modifications and limitations set forth on Schedule 1.5(A) attached hereto.

(b) No later than five Business Days prior to the Closing, the Company shall prepare and present to Buyer a projected closing balance sheet of the Business through the end of the monthly period ending prior to the Closing (the “Projected Closing Balance Sheet”). The Projected Closing Balance Sheet shall be attached to this Agreement as Schedule 1.5(B-1) and shall be prepared in a manner consistent with the Webster Base Line Balance Sheet, together with the additional and/or revised accounting principles set forth on Schedule 1.5(B-2) attached hereto.

(c) At Closing, the Purchase Price shall either be (i) increased by the amount, if any, by which the Net Current Assets on the Projected Closing Balance Sheet exceed the Net Current Assets on the Webster Base Line Balance Sheet, or (ii) decreased by the amount, if any, by which the Net Current Assets on the Webster Base Line Balance Sheet exceed the Net Current Assets on the Projected Closing Balance Sheet.

(d) On the first day after the Closing Date, the Company shall conduct a physical inventory (unit count) of all items of Inventory on hand at the Acquired Real and Leased Property and the Retained Real Property. Such inventory count, together with all inventory in transit and located at the public warehouse located in Sparks, NV or elsewhere on such date, will be utilized to prepare the Draft Balance Sheet. The Buyer shall make available, under Buyer’s supervision, Acquired Employees for the purpose of conducting such physical inventory, and appropriate representatives of the Buyer shall be entitled to observe such physical inventory.

(e) Within 75 calendar days following the Closing, the Company shall deliver to Buyer, a draft of an audited balance sheet of the Business as of the Final Date prepared at the Sellers’ and Parent’s expense (the “Draft Balance Sheet”). The Draft Balance Sheet shall be prepared in a manner consistent with the Projected Closing Balance Sheet.

(f) Unless Buyer notifies the Company in writing within 30 calendar days after its receipt of the Draft Balance Sheet that Buyer objects to the calculation of Net Current Assets set forth therein (“Buyer’s Objection Notice”), and specifies in reasonable detail the basis for such objection, the amount in dispute and, if any, the accounting firm assisting Buyer in conjunction with its analysis of the Draft Balance Sheet (“Buyer’s Accountants”), the Draft Balance Sheet shall become final and binding on all parties for purposes of this Section 1.5 and shall be known as the “Final Date Balance Sheet.”

(g) If Buyer has objected to the Draft Balance Sheet, then the Company and the Buyer (or, at Buyer’s option, Buyer’s Accountants) shall attempt to resolve the issues set forth in Buyer’s Objection Notice within 30 calendar days following its delivery. Failing resolution between these parties, the unresolved issues set forth in Buyer’s Objection Notice shall be submitted to the Boston office of McGladrey (the “Neutral Accountants”) for a final and binding resolution. The Neutral Accountants shall resolve the issues in a manner consistent with the Projected Closing Balance Sheet. The parties hereto agree that all adjustments shall be made without regard to materiality.

(h) The Neutral Accountant shall only decide the specific issues set forth in the Buyer’s Objection Notice that are in dispute and their decision for each specific issue in dispute must be within the range of values assigned to each such item in the Draft Balance Sheet and Buyer’s Objection Notice. The Neutral Accountants shall be requested to render their decision within 30 days of engagement, or as soon as practicable thereafter. The decision of the Neutral Accountants shall be made in a writing delivered to the Company and the Buyer containing the Draft Balance Sheet, as adjusted to show such accountants’ determination (the “Accountants

Final Date Balance Sheet”), which writing shall contain a certification that the accounting firm made its determination in conformity with the provisions of this Agreement, and such decision with respect to disputed matters shall be final and binding on all parties. The fees, costs and expenses of the Neutral Accountants shall be borne equally by the Sellers and Parent, on the one hand, and Buyer, on the other hand. Upon delivery by the Neutral Accountants, the Accountants Final Date Balance Sheet shall become final and binding on all parties for purposes of this Section 1.5 and shall be known as the “Final Date Balance Sheet.”

(i) The Purchase Price paid at Closing shall either be (i) increased by the amount, if any, by which the Net Current Assets on the Final Date Balance Sheet exceed the Net Current Assets on the Projected Closing Balance Sheet, or (ii) decreased by the amount, if any, by which the Net Current Assets on the Projected Closing Balance Sheet exceed the Net Current Assets on the Final Date Balance Sheet. Any such increase or decrease (plus interest on such amount computed on the basis of a 365-day year at the prevailing prime rate quoted by Bank of America, N.A.) shall be remitted by wire transfer or other delivery of immediately available funds to accounts designated by the receiving party within five Business Days of the Final Date Balance Sheet becoming final and binding on the parties in accordance with the provisions of Section 1.5(e) and (f) or Sections 1.5(g) and (h) hereof. Any payment of the foregoing adjustment owed to Buyer shall be paid by the Escrow Agent from the Net Current Asset Escrow Amount pursuant to the terms of the applicable Escrow Agreement.

(j) In connection with the Company’s preparation of the Draft Balance Sheet, Buyer shall make available to the Company and the Company’s Accountants (i) working papers, worksheets and other documents as reasonably requested by the Company in its preparation of the Draft Balance Sheet, and (ii) personnel involved in the preparation of the Draft Balance; provided that such access shall be in a manner that does not materially interfere with the normal business operations of Buyer.

(k) Any payments made pursuant to this Section 1.5 shall be treated as an adjustment to the Purchase Price by the parties for financial reporting and Tax purposes, unless otherwise required by Law.

Section 1.6 Payment of Purchase Price; Escrows. At the Closing, the Buyer shall pay to the Sellers the Purchase Price, as adjusted pursuant to Section 1.5(c) hereof and less the Escrow Amounts, by wire transfer or other delivery of immediately available funds to an account designated by Sellers at least two Business Days prior to the Closing. Simultaneously with payment of the Purchase Price, Buyer shall deposit the Escrow Amounts by wire transfer or other delivery of immediately available funds into two escrow accounts, one for the Net Current Asset Escrow Amount and the other for the Indemnity Escrow Amount, designated by the Escrow Agent (the “Escrow”), pursuant to the terms and conditions of this Agreement and the applicable Escrow Agreement substantially on the substantive provisions attached hereto as Exhibit A (the “Escrow Agreements”).

Section 1.7 Deliveries by Parent and the Sellers. At the Closing, the Parent and the Sellers will deliver or cause to be delivered to Buyer the following:

(a) Certificates duly executed by an officer of Parent and each Seller, respectively, dated as of the Closing Date, certifying that each of the conditions of Sections 7.1 and 7.3 hereof have been satisfied;

(b) Certificates duly executed by the Secretary of Parent and each Seller, respectively, dated as of the Closing Date, certifying (i) that attached thereto are true and complete copies of all resolutions of the board of directors of such entity authorizing the execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the foregoing and (ii) the names and signatures of the officers of Parent and Sellers, respectively, authorized to sign this Agreement and the Transaction Documents;

(c) A Bill of Sale duly executed by an officer of each of the Sellers substantially in the form attached hereto as Exhibit B (the “Bill of Sale”); one or more patent assignments and trademark assignments duly executed by an officer of each of the Sellers, as applicable, substantially in the forms attached hereto as Exhibit C (collectively, the “IP Assignments”); Assignment and Assumption Agreements duly executed by an officer of each of the Sellers substantially in the forms attached hereto as Exhibit D-1 (relating to Assumed Liabilities); Exhibit D-2 (relating to the collective bargaining agreement referenced in Section 6.1(b) hereof); and Exhibit D-3 (relating to the assignment of leases relating to the Acquired Leased Real Property);

(d) The opinion of Posternak Blankstein & Lund LLP, counsel to Parent and the Sellers, in form and substance attached hereto as Exhibit E;

(e) The Company Executives (defined in Section 5.2 hereof) shall have duly executed Non-Competition and Non-Disclosure Agreements substantially in the form attached hereto as Exhibit F;

(f) A lease in respect of the Peabody, Massachusetts premises of Sellers, duly executed by an officer of the Parent substantially in the form attached hereto as Exhibit G (the “Peabody Lease”);

(g) A limited warranty deed in respect of the Montgomery, Alabama real estate, duly executed by an officer of the Sellers, as applicable, substantially in the form attached hereto as Exhibit H and other documents set forth in Section 2.6 hereof;

(h) The Escrow Agreements, duly executed by an officer of the Company;

(i) In accordance with Section 1.1445-2 of the Treasury Regulations, a separate certificate from each of the Sellers of such Seller’s non-foreign status; and

(j) Such other instruments of conveyance as the Buyer may reasonably request in order to effect the sale, transfer, conveyance and assignment to the Buyer of valid ownership of the Acquired Assets and the transactions contemplated hereby and by the Transaction Documents.

Section 1.8 Deliveries by Buyer. At the Closing, the Buyer will deliver or cause to be delivered to the Sellers, the following:

(a) The Purchase Price paid in accordance with Section 1.6 hereof;

(b) A certificate duly executed by an officer of Buyer, dated as of the Closing Date, certifying that each of the conditions of Sections 7.1 and 7.2 hereof have been satisfied;

(c) A certificate duly executed by the Secretary of Buyer, dated as of the Closing Date, certifying (i) that attached thereto are true and complete copies of all resolutions of the board of directors of such entity authorizing the execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the foregoing and (ii) the names and signatures of the officers of Buyer authorized to sign this Agreement and the Transaction Documents;

(d) Assignment and Assumption Agreements substantially in the forms attached hereto as Exhibit D-1; Exhibit D-2 and Exhibit D-3, duly executed by an officer of the Buyer;

(e) The Peabody Lease, duly executed by an officer of the Buyer;

(f) The Escrow Agreements, duly executed by an officer of the Buyer;

(g) The Bill of Sale, duly executed by an officer of the Buyer;

(h) The IP Assignments, duly executed by an officer of the Buyer; and

(i) Such other instruments of conveyance as Parent or the Sellers may reasonably request in order to effect the sale, transfer, conveyance and assignment to the Buyer of valid ownership of the Acquired Assets and the transactions contemplated hereby and by the Transaction Documents.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

REGARDING THE SELLERS

Except as set forth in the correspondingly numbered Sections of the Disclosure Schedules, the Sellers hereby represent and warrant to Buyer that the statements in this Article II are true and correct as of the date hereof as follows:

Section 2.1 Organization; Authorization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of The Commonwealth of Massachusetts, and has all requisite power and authority to own, lease and operate its properties and assets and to carry on the Business as now being conducted. The Company is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property or assets owned, leased or operated by the Company or the nature of the Business conducted by the Company makes such qualification necessary, except where the failure to be so duly qualified or licensed and in good standing would not individually or in the aggregate have a Material Adverse Effect. Schedule 2.1 attached hereto sets forth a list of all jurisdictions where the Company is qualified to do business. The Company has made available to Buyer complete and correct copies of the Articles of Organization and by-laws of the Company, each as amended and as currently in effect, and no amendments have been made thereto or have been authorized since the date thereof. The corporate minutes of the Company from and after January 1, 2010 have been made available to Buyer and are complete and correct in all material respects as of the date hereof.

(b) The Company has the requisite power and authority to execute and deliver this Agreement and the Transaction Documents to which the Company is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. No other proceedings or action on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement and the Transaction Documents to which the Company is a party or the consummation of the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against it in accordance with its terms, and when each other Transaction Document to which the Company is or will be a party has been duly executed and delivered by the Company, such Transaction Document will constitute a valid and binding obligation of the Company enforceable against it in accordance with its terms, in each case except that (a) such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Laws, now or hereafter in effect, relating to or limiting creditors’ rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be equitable defenses and to the discretion of the court before which any proceeding therefore may be brought.

Section 2.2 Subsidiaries.

(a) Schedule 2.2 attached hereto sets forth (i) the jurisdiction of incorporation and capitalization of each Subsidiary; (ii) the names of the officers and directors of each Subsidiary, and (iii) the jurisdictions in which each Subsidiary is qualified or holds licenses to do business as a foreign corporation. The Subsidiaries constitute each corporation, partnership, joint venture or other entity in which the Company has, directly or indirectly, an equity interest. The Company owns of record and beneficially all of the outstanding shares of capital stock of each of the Subsidiaries free and clear of all Encumbrances other than Permitted Liens. Each of the Subsidiaries is a corporation, duly organized, validly existing and in good standing under the Laws of the state of its incorporation, and has all requisite power and authority to own, lease and operate its properties and assets and to carry on the Business as now being conducted. Each of the Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property or assets owned, leased or operated by it or the nature of the Business conducted by it makes such qualification necessary, except where the failure to be so duly qualified or licensed and in good standing would not individually or in the aggregate have a Material Adverse Effect. Copies of the charter, by-laws and other governing instruments of the Subsidiaries, each as amended to date, have been previously delivered or made available to Buyer. The corporate minutes of each Subsidiary from and after January 1, 2010 have been made available to Buyer and are complete and correct in all material respects as of the date hereof.

(b) Each Subsidiary has the requisite power and authority to execute and deliver this Agreement and the Transaction Documents to which such Subsidiary is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. No other proceedings or action on the part of the Subsidiaries are necessary to authorize the execution, delivery and performance of this Agreement and the Transaction Documents to which each Subsidiary is a party or the consummation of the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by the Subsidiaries and constitutes a valid and binding agreement of each Subsidiary, enforceable against it in accordance with its terms, and when each other Transaction Document to which such Subsidiary is or will be a party has been duly executed and delivered by such Subsidiary, such Transaction Document will constitute a valid and binding obligation of such Subsidiary enforceable against it in accordance with its terms, in each case except that (a) such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Laws, now or hereafter in effect, relating to or limiting creditors’ rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be equitable defenses and to the discretion of the court before which any proceeding therefore may be brought.

Section 2.3 Consents and Approvals; No Violations. Except as set forth on Schedule 2.3 attached hereto, neither the execution, delivery and performance of this Agreement and the Transaction Documents to which they are party nor the consummation of the transactions contemplated hereby or thereby will (a) conflict with or result in any breach of any provision of the incorporation documents, by-laws or other organizational documents of the Sellers; (b) require any notice to, filing with, or the obtaining of any Permit, authorization, consent or approval of, any Governmental Authority; (c) violate, conflict with or result in a default (or any event which, with notice or lapse of time or both, would constitute a default) under, or give rise to any right of termination, cancellation, modification or acceleration under, any of the terms, conditions or provisions of any Contract or Permit to which Sellers are a party or by which Sellers or any of their assets or the Business may be bound; (d) conflict with or violate any Law or Governmental Order applicable to the Sellers, the Business or the Acquired Assets; or (e) result in the creation or imposition of any Encumbrance on the Acquired Assets, excluding from the foregoing clauses (b), (c), (d) or (e) such requirements, violations, conflicts, defaults or rights which become applicable primarily as a result of the business or activities in which Buyer is or proposes to be engaged or as a result of any acts or omissions by, or the status of or any facts pertaining to, Buyer.

Section 2.4 Financial Statements. The Company has made available to Buyer true and complete copies of: (i) the audited financial statements of the Parent, including the consolidated balance sheets as of December 27, 2008 and December 26, 2009 and the audited statements of income, shareholders’ equity and cash flows thereof for the respective fiscal years then ended, including the notes thereto (the “Audited Financial Statements”); and (ii) the unaudited financial statements of Parent, including (a) the unaudited consolidated balance sheet of Parent as of December 25, 2010 and the unaudited statements of income, shareholders’ equity and cash flows thereof for the fiscal year then ended and (b) the unaudited consolidated balance sheet of Parent as of June 25, 2011 and the unaudited statements of income, shareholders’ equity and cash flows thereof for the six months then ended (together, the “Unaudited Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”). Except as disclosed in the Financial Statements, the Financial Statements have been prepared from, and are in accordance with, the books and records of Parent and the Subsidiaries and present fairly the financial position, results of operations and changes in shareholders’ equity and cash flows of Parent and the Subsidiaries as of the dates and for the applicable periods indicated. Except as set forth on Schedule 2.4 attached hereto, the Financial Statements were prepared in conformity with United States generally accepted accounting principles (“GAAP”) consistently applied throughout the periods covered thereby, subject to normal recurring year end adjustments and the absence of notes which are not, individually or in the aggregate, material in the case of the Unaudited Financial Statements. Except as set forth on Schedule 2.4 attached hereto, there is no fact or condition that would require a restatement of any of the Financial Statements and, to the Sellers’ Knowledge, the auditors of the Audited Financial Statements have no intention of requiring a restatement of any of the Audited Financial Statements or modifying or reissuing its auditor’s report with respect to any of the Audited Financial Statements.

Section 2.5 Absence of Changes. Except as set forth on Schedule 2.5 attached hereto, since December 25, 2010, the Sellers have:

(a) conducted the Business in the ordinary course consistent with past practices;

(b) not sold transferred, assigned, conveyed, leased or otherwise disposed of any of their assets or properties, other than sales of inventory and assets in the ordinary course of business;

(c) maintained accounts receivable, inventory, accounts payable and other working capital accounts in a manner consistent with the Sellers’ normal business practices;

(d) not written up or down the value of any inventory or determined as collectible any notes or accounts receivable that were previously considered to be uncollectible that constitute Acquired Assets, except for write-ups or write-downs and other determinations in the ordinary course of business and consistent with past practice;

(e) not made any material changes in its accounting methods, policies, principles or practices, except as required by GAAP or as disclosed in the Financial Statements;

(f) not pledged or permitted the imposition of any lien on any of the Acquired Assets except liens arising by operation of Law, or for taxes assessed but not yet due and payable;

(g) not suffered a Material Adverse Effect;

(h) not suffered any damage, destruction or loss of any Acquired Assets, whether or not covered by insurance, in excess of $100,000;

(i) not paid, discharged or satisfied any claims, liabilities or obligations (absolute, accrued, contingent or otherwise constituting Acquired Assets), except in each case in the ordinary course of business;

(j) not canceled any debts or waived any claims or rights of value in excess of $100,000;

(k) not made (i) any distribution, declaration, setting aside or payment of any dividend, or any other distribution with respect to the capital stock of any Seller, (ii) any direct or indirect redemption, purchase or other acquisition of any such stock or (iii) any sale or other disposition of any such stock;

(l) not increased the compensation or benefits payable to any officer or key employee of the Sellers, other than in the ordinary course of business;

(m) not incurred capital expenditures which would constitute an Assumed Liability in excess of $100,000, other than in the ordinary course of business or in conjunction with planned capital expenditures related to the Business;

(n) not incurred any indebtedness for borrowed money or guaranteed any such indebtedness of another person, other than borrowings in the ordinary course of business consistent with past practice; or

(o) not entered into any agreement or other obligation to effect any of the foregoing.

Section 2.6 Title to Assets; Related Matters.

(a) Real Property.

(i) Schedule 2.6(a) attached hereto sets forth a list of the real property owned by the Sellers to be sold and conveyed to the Buyer (the “Acquired Real Property”). Schedule 2.6(a) attached hereto also sets forth a list of the real property currently leased by the Sellers to be assigned and transferred to the Buyer (the “Acquired Leased Real Property” and collectively with the Acquired Real Property, the “Acquired Real and Leased Property”). Schedule 2.6(a) attached hereto also sets forth a list of the real property owned or leased by the Sellers that is not to be sold, conveyed, assigned or transferred to the Buyer and that is not included in Acquired Real and Leased Property (the “Retained Real Property”).

(ii) Schedule 2.6(a) attached hereto sets forth the legal description and location of each Acquired Real Property. To the Sellers’ Knowledge, the legal descriptions of the Acquired Real Property set forth in Schedule 2.6(a) attached hereto describe each Acquired Real Property fully and adequately including any beneficial easements. Except as set forth on Schedule 2.6(a) attached hereto, the Acquired Real Property has its own separate and distinct tax identification number that includes no other land than the Acquired Real Property itself. To Sellers’ Knowledge, the buildings and improvements on the Acquired Real Property are located within the boundary lines of such Acquired Real Property, are not encroached upon in any material way, are not in violation of any applicable setback requirement or applicable Law and do not encroach in any material way on any other property or any easement which may burden the Acquired Real Property on which they exist. To Sellers’ Knowledge no portion of any Acquired Real Property serves any adjoining property for any purpose which may be inconsistent with the use of the Acquired Real Property and no improvements from adjoining property encroaches in any material way into the Acquired Real Property. Each Acquired Real Property has vehicular and pedestrian access to at least one public roadway which access is to Sellers’ Knowledge in compliance with applicable Laws. All of the Acquired Real Property is owned by the particular Seller listed above the legal description of the Acquired Real Property on Schedule 2.6(a) attached hereto. Except as set forth on Schedule 2.6(a) attached hereto, there are no leases, subleases, licenses, easements, concessions or other Contracts granting to any party or parties the right of use or occupancy of any portion of any parcel of Acquired Real Property. Except as set forth in Schedule 2.6(a) attached hereto, there are to Sellers’ Knowledge no existing violations of Law with respect to the Acquired Real Property. Except as set forth in Schedule 2.6(a) attached hereto, no Seller is a party to any Contract, option or right of first refusal to purchase or lease any Acquired Real Property or any portion of or interest in any Acquired Real Property. There are to Sellers’ Knowledge no parties, other than Sellers, in possession or with the right to possession of any Acquired Real Property or any portion of any Acquired Real Property. Except as set forth in Schedule 2.6(a) attached hereto, there are no existing conditions or circumstances on, under or in connection with any Acquired Real Property which could materially impair or preclude the use of such Acquired Real Property for operation of the Business in any material respect. With respect to the operation of the Business at the Acquired Real Property: (a) to Sellers’ Knowledge Sellers have received or applied for all approvals which are required to operate the business thereon and have obtained same in compliance with applicable Laws; and (b) on the Closing Date all approvals and applications for approvals which are assignable, will be assigned to Buyer, without imposition of any material adverse condition, limitation or penalty to Buyer or to the Acquired Assets. To the Sellers’ Knowledge, there is no pending Action, Law, restriction or moratorium imposed, enacted or threatened the effect of which would materially impair either (A) the assignment of the approvals and all applications for approvals to Buyer or (B) Buyer’s ability to maintain, after the Closing, any approvals necessary for the operation of the Business at such Acquired Real Property.

(iii) Schedule 2.6(a) attached hereto specifically lists the date of each lease for Acquired Leased Real Property and any amendments or modifications thereto. Such leases for the Acquired Leased Real Property are in full force and effect and have not been modified, either orally or in writing, except as indicated on Schedule 2.6(a) attached hereto. To Sellers’ Knowledge neither landlord nor tenant under the Acquired Leased Real Property is in default under any terms of the applicable lease nor has any event occurred which with the passage of time (after notice, if any required by the applicable lease) would become an event of default under the applicable lease. Except as set forth on Schedule 2.6(a) attached hereto, Tenant has not assigned, transferred or sublet all or any part of any of the leased premises under the Acquired Leased Real Property.

(iv) In connection with the conveyance of the Acquired Real and Leased Property, as applicable, Sellers shall execute and deliver (a) a limited warranty deed (the “Deed”) conveying the Acquired Real Property from Sellers to Buyer together with any affidavit necessary to record the Deed in form acceptable for a title policy to be issued to Buyer in connection with the Closing; (b) an assignment of all of Sellers’ rights, interests, claims and privileges to any fixtures and personal property owned by Sellers included within the Acquired Assets and under any express warranties or guaranties benefiting the Acquired Real and Leased Property and as to any intangible rights in plans, specifications, and designs of the Acquired Real and Leased Property, any pending property insurance claims, and any condemnation awards or rights to same pertaining to the Acquired Real and Leased Property; (c) a so-called “no-lien” or “owner’s” affidavit in form and substance satisfactory to the title company in order to induce the title company to issue a policy of title insurance without standard exceptions; and (d) an assignment of lease, with an assumption by the Buyer of all obligations of the tenant under each lease arising from and after Closing, for each of the Acquired Leased Real Property, which shall include the consent of the landlord to the assignment if required under the particular lease and a landlord estoppel certificate.

(v) Except as set forth on Schedule 2.6(a) attached hereto, the Sellers have good and marketable title to the Acquired Real Property, in each case free and clear of all Encumbrances other than (a) liens for Taxes not yet due and payable and for which there are adequate accruals or reserves on the Webster Base Line Balance Sheet, (b) statutory liens of landlords and liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course of business consistent with past practice and not yet delinquent, and (c) matters of record, zoning, building or other restrictions, variances, covenants, rights of way, Encumbrances, easements and other minor irregularities in title, none of which, individually or in the aggregate, prohibit or materially interfere with the present use of or occupancy of any of the Acquired Real Property and which do not render title to any Acquired Real Property unmarketable (collectively, “Permitted Liens”).

(vi) The Sellers have a valid leasehold interest in the Acquired Leased Real Property, except for the portion of which Acquired Lease Real Property is held as a tenancy at will, as described in Section 2.6(a) hereof.

(vii) Except as set forth on Schedule 2.6(a) attached hereto, there are no condemnation or appropriation or similar proceedings pending or, to the Sellers’ Knowledge, threatened against any of the Acquired Real and Leased Property or the improvements thereon.

(b) Other Assets. Except as set forth on Schedule 2.6(b) attached hereto, and except for the Acquired Real and Leased Property, the Sellers are the true and lawful owner of, and have good and marketable title to or have a valid leasehold interest or license in, all of the Acquired Assets owned or leased by such Seller free and clear of all Encumbrances, except for Permitted Liens or as set forth in Schedule 2.6(b) attached hereto (collectively, “Permitted Encumbrances”); provided however that any Webster Intellectual Property that is not Owned Intellectual Property shall not be deemed included in the term “Acquired Assets” for purposes of this Section 2.6(b). Upon execution and delivery by the Sellers and Parent of the instruments of conveyance referred to in Section 1.7 hereof, the Buyer will become the true and lawful owner of, and will receive good title to, or have a valid leasehold interest in, the Acquired Assets as defined for purposes of this Section 2.6(b), free and clear of all Encumbrances of any nature whatsoever, except for Permitted Encumbrances.

(c) To the Sellers’ Knowledge and except as set forth on Schedule 2.6(c) attached hereto, all of the Acquired Assets have been used and maintained in a manner consistent with industry practices, reasonable wear and tear excepted and are structurally sound, are in good operating condition and repair, consistent with the age of the equipment included in the Acquired Assets, and are adequate for the uses to which they are being put in conjunction with the Business as currently conducted, and none of such Acquired Assets is in need of maintenance or repairs, except for ordinary, routine maintenance and repairs. Notwithstanding the foregoing, this Section 2.6(c) shall not apply to the real property that is the subject of Section 2.6(a) hereof or to Inventory that is the subject of Section 2.19 hereof.

(d) Except as set forth on Schedule 2.6(d) attached hereto, upon execution and delivery by the Sellers and Parent of the instruments of conveyance referred to in Section 1.7 hereof, the Acquired Assets constitute all of the rights, property and assets necessary to conduct the Business as currently conducted; provided, however that nothing in this Section 2.6(d) shall be deemed to increase the scope or meaning of any representation and warranty made in Sections 2.6(c) or 2.7 hereof.

Section 2.7 Intellectual Property.

(a) Schedule 2.7(a) attached hereto sets forth a true, correct and complete list of (i) all of the Webster Intellectual Property which is the subject of a registration or application for registration, indicating for each such item, as applicable, the application or registration number, date and jurisdiction of filing or issuance, and the identity of the current applicant or registered owner; (ii) all trade names, trademarks and service marks which are used in the Business as currently operated but not subject of a registration or application for registration; (iii) all computer software used in the Business and not properly owned or licensed by the Company; and (iv) all domain names used in the Business.

(b) Except as set forth in Schedule 2.7(b) attached hereto, (i) no Person has any rights to use any Webster Intellectual Property (as defined below) owned by, and not licensed to, Sellers (the “Owned Intellectual Property”); and (ii) Sellers have not granted to any Person, nor authorized any Person to retain, any rights in the Webster Intellectual Property. Except as set forth on Schedule 2.7(b) attached hereto, the Sellers own, or have the right, pursuant to a valid license to use or operate, each item of Webster Intellectual Property material to the operation of the Business, all of which rights are transferred to Buyer pursuant to this Agreement and the Transaction Documents. To the Sellers’ Knowledge, no Person is infringing or misappropriating any of the Owned Intellectual Property as such Owned Intellectual Property is currently being used in the Business.

(c) The term “Intellectual Property” shall mean all of the following and similar intangible property and related proprietary rights, interests and protections, however arising, pursuant to the Laws of any jurisdiction throughout the world, and all applications, registrations, renewals, issues, reissues, divisions and continuations in connection with any of the foregoing, used in or relating to the Business, including any or all of the following and all rights associated therewith: all patents and applications therefor; all inventions (whether patentable or not), trade secrets, proprietary information, know how, technology, technical data and customer lists, rights of privacy and publicity, and all documentation relating to any of the foregoing; all domain names and identifiers; all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world; all mask works, mask work registrations and applications therefor; all industrial designs and any registrations and applications therefor; all trade names, logos, common law trademarks and service marks; trademark and service mark registrations and applications therefor and all goodwill associated therewith; and all computer software including all source code, object code and all documentation related to any of the foregoing. “Webster Intellectual Property” shall mean any Intellectual Property that is owned by or licensed to Sellers or used in connection with, or is for the benefit of, the Business.

(d) Except as set forth in Schedule 2.7(d) attached hereto, to Sellers’ Knowledge the Webster Intellectual Property is (i) valid, subsisting and enforceable, (ii) currently in compliance with any and all formal legal requirements necessary to maintain the validity and enforceability thereof, and (iii) not subject to any outstanding Governmental Order, forbearance to see, consent or other similar obligation adversely affecting the Sellers’ or Buyer’s (after Closing) use thereof or rights thereto, or that would impair the validity or enforceability thereof. Except as set forth on Schedule 2.7(d) attached hereto, to Sellers’ Knowledge the Owned Intellectual Property is currently in compliance with any and all formal legal requirements necessary to record and perfect the Sellers’ interest therein and the chain of title thereof. There is no Action pending, asserted or, to the Sellers’ Knowledge, threatened (i) by or against the Sellers concerning any the ownership, validity, registerability, enforceability or use of, or licensed right to use, any Owned Intellectual Property or (ii) contesting or challenging the ownership, validity, registerability or enforceability of, or the Sellers’ or any of its licensee’s rights to use any Owned Intellectual Property. Except as set forth in Schedule 2.7(d) attached hereto, Sellers have complied with all of the requirements of the United States Patent and Trademark Office and any other governmental agency with respect to is applications and registrations and has filed all appropriate documentation to maintain the validity and enforceability of the Owned Intellectual Property.

(e) In the operation of the Business, to Sellers’ Knowledge, Sellers do not infringe, misappropriate or otherwise violate or conflict with the Intellectual Property rights of any other person or entity. There is no Action pending, asserted, or to the Sellers’ Knowledge, threatened, against Sellers concerning the matters set forth in the prior sentence.

(f) Except as set forth in Schedule 2.7(f) attached hereto, the Webster Intellectual Property includes all Intellectual Property related to and used in the Business, and there are no other items of Intellectual Property related to the Business that are necessary for the operation of the Business by Buyer from and after the Closing as currently conducted. In addition, neither Parent nor Sellers will retain any rights, title or interest in or to any Webster Intellectual Property following Closing.

(g) Sellers have taken commercially reasonable measures to maintain the confidentiality of all trade secrets and confidential information related to the Business and no confidential information or trade secrets have been disclosed by the Sellers to or discovered by any Person except pursuant to non-disclosure or license agreements that obligate such Person to keep such confidential information and/or trade secrets confidential the Seller.

(h) To the extent that any Webster Intellectual Property has been conceived, developed or created for the Sellers by any other Person, the Sellers have executed, valid and enforceable written agreements with such Person with respect thereto transferring to the Sellers the entire and unencumbered right, title and interest therein and thereto by operation of Law or by written assignment.

Section 2.8 Litigation. Schedule 2.8 attached hereto identifies all Actions or Governmental Orders of any nature (whether civil, criminal, administrative, regulatory or otherwise, at law or in equity) pending or, to the Sellers’ Knowledge, threatened against or involving the Sellers or any of their assets or relating to the Business, or questioning the validity of this Agreement or seeking to prohibit, enjoin or otherwise challenge the consummation of the transactions contemplated hereby and by the Transaction Documents, by or before any Governmental Authority or by any third party (other than as set forth on Schedule 2.14 attached hereto) and to the Sellers’ Knowledge, no event has occurred that may give rise to, or serve, as the basis for any such Action or Governmental Order. There are no outstanding Actions or Governmental Orders (whether civil, criminal, administrative, regulatory or otherwise, at law or in equity) against Parent or the Sellers, or any of the Sellers’ assets or properties, that prohibit or enjoin the consummation of the transactions contemplated hereby and by the Transaction Documents and, to the Sellers’ Knowledge, no such Actions or Governmental Orders are threatened.

Section 2.9 Compliance with Applicable Law; Permits.

(a) Except as to matters specifically addressed and provided for in Sections 2.11, 2.12, and 2.14 hereof, the Sellers hold and are in compliance, in all material respects, with all permits, licenses, approvals, certificates, registrations, authorizations, consents, qualification filings and similar rights obtained or required under applicable Law in connection with the operation of the Business as currently conducted and the ownership and use of the Acquired Assets (each a “Permit”) as currently owned and used. Sellers are in material compliance with, and have materially complied with since January 1, 2008, all requirements of all applicable Laws and Governmental Orders. There has been (i) no written notice, citation, summons or Governmental Order received by the Sellers, (ii) no complaint filed and served on the Sellers and (iii) no investigation, proceeding or review pending or threatened in writing, with respect to any alleged material violation by the Sellers of any Law or Permit or with respect to any alleged failure by the Sellers to have a required Permit. Except as to matters specifically addressed and provided for in Sections 2.11, 2.12 and 2.14 hereof, to the Sellers’ Knowledge, no event has occurred or circumstance exists that would (with notice or the passage of time or both) constitute or result in a violation of or a failure to comply with any Law or any material term or requirement of any Permit, or result in the revocation, withdrawal, suspension, cancellation, termination or modification of any Permit. Schedule 2.9 attached hereto sets forth a list of all Permits currently held by the Sellers.

Section 2.10 Certain Contracts and Arrangements. Schedule 2.10 attached hereto sets forth a list of all Contracts (other than Excluded Assets or Retained Liabilities) pertaining to the Business, by which the Acquired Assets are bound or affected or to which any Seller is a party (the “Assigned Contracts”), whether oral or in writing, including: (a) employment or consulting agreements or other agreements providing for the payment of commissions or royalties; (b) indentures, mortgages, notes, installment obligations, agreements or other instruments relating to the borrowing of money or the guaranty by any Seller of any obligation for the borrowing of money; (c) real property leases; (d) union Contracts; (e) agreements that limit the ability of any Seller to engage in any business in any jurisdiction, or that limits others from competing with any Seller; (f) purchase orders and customer Contracts (together, “Outstanding Orders”) in effect as of the date hereof, (g) agreements that provide for indemnification of any person or the assumption of liability of any person, (h) joint venture or partnership agreements, (i) all licenses, sublicenses and other agreements relating to Webster Intellectual Property and (j) other Contracts pertaining to the Business. Except as set forth in Schedule 2.10 attached hereto, the Company has made available to Buyer complete and correct copies of all Assigned Contracts (as amended, modified or supplemented) and required to be disclosed on Schedule 2.10 attached hereto. Except as set forth in Schedule 2.10 attached hereto, (i) all such Assigned Contracts are valid, binding and enforceable in accordance with their terms, (ii) neither the Sellers nor, to Sellers’ Knowledge, any other party thereto is in material default or breach under any of the aforesaid Assigned Contracts and (iii) to Sellers’ Knowledge no condition or state of facts exist that, with notice or the passage of time or both would constitute a default or breach by any Seller, or permit the acceleration or other changes of any material right or obligation, under any Assigned Contract.

Section 2.11 Employee Benefit Plans; ERISA.

(a) Set forth on Schedule 2.11-A attached hereto is a complete list of each employee pension, profit sharing, stock bonus, stock option, other bonus/incentive, defined contribution, deferred compensation, supplemental executive retirement, hospitalization, medical, disability, life insurance, long term care, severance, deferred compensation, or other plan, fund, program or policy providing employee benefits maintained or contributed to by the Sellers, including any ERISA Affiliate of the Sellers in which any employees or former employees of the Sellers have participated or under which any of them has accrued and remains entitled to any benefits (the “Plans”).

(b) The Sellers have provided the Buyer copies of all the written Plans listed on Schedule 2.11-A attached hereto and all related current material documentation, including but not limited to: plan documents and all amendments thereto, summary plan descriptions, collective bargaining agreements that require the provision of employee benefits, trust agreements, insurance contracts, evidence of any other funding medium related to any of the Sellers’ Plans, trustee reports, custodial reports, insurance contracts fidelity bonds, and fiduciary liability policies and applications for such coverages, investment manager and investment advisory contracts, third party administration agreements, loan agreements, actuarial reports and valuations, administrative rules or guidelines, audited or unaudited financial reports or statements, asset valuation reports, liability valuation reports, agreements concerning plan mergers and/or plan to plan transfers of assets and liabilities, Internal Revenue Service (“IRS”) Form 5500s, IRS determination letters and/or private letter rulings and advisory opinions from either the DOL or PBGC sought by any of the Sellers’ Plans. The foregoing documents accurately reflect all material terms of each of the Plans.

(c) Except as set forth in Schedule 2.11-B attached hereto, the Sellers, including any ERISA Affiliate, have not made any commitment or taken any action to adopt or establish any additional Plans or to materially increase the benefits under any of the Plans.

(d) With respect to each of the Plans, Sellers have delivered to Buyer true and complete copies of the participant and beneficiary records for the Plans which accurately state the history of each current participant and beneficiary in connection with the Plans and which accurately state the benefits earned and/or owed to each person under the Sellers’ Plans.

(e) The contributions made by the Sellers with respect to each funded Plan and the amount of benefits paid from each funded Plan for the current year and the past three years are set forth in Schedule 2.11-B attached hereto. The costs of providing benefits under, and the liabilities of each non-funded Sellers’ Plan for the current year and the past three years are described in the same Schedule. All additional direct or indirect costs with respect to establishing or maintaining each of the Sellers’ Plans (including, but not limited to legal, accounting, and actuarial fees and administrative costs) for the past three years are also specified on the same schedule.

(f) Except as set forth in Schedule 2.11-B attached hereto, all such Plans which are subject to ERISA and/or the Internal Revenue Code of 1986, as amended (the “Code”), comply in form and have been and currently are being operated in substantial compliance with all applicable provisions of ERISA and/or the Code, and all governmental filings required to be made during the prior three fiscal years of the Plans and participant notices relating to the Plans have been timely filed and/or distributed.

(g) Except as set forth in Schedule 2.11-B attached hereto, neither the Sellers nor any ERISA Affiliate is a contributing employer to any Multiemployer Plan, and no withdrawal liability has been incurred by or asserted against the Sellers or any ERISA Affiliate with respect to a Multiemployer Plan in which employees of the Sellers or any ERISA Affiliate participate.

(h) Except as set forth in Schedule 2.11-B attached hereto, to the Sellers’ Knowledge:

(i)	for each of Sellers’ Qualified Plans and that of any ERISA Affiliate, the Sellers or the ERISA Affiliate sponsoring the Qualified Plan has obtained a favorable determination letter from the IRS to such effect;

(ii)	none of the determination letters have been revoked by the IRS, nor has the IRS given any written notice to the Sellers or ERISA Affiliate that it intends to revoke any such determination letter;

(iii)	no material liability under Title IV or Section 302 of ERISA has been incurred by the Sellers or an ERISA Affiliate that has not been satisfied in full;

(iv)	no reportable event within the meaning of Section 4043 of ERISA, or a non-exempt prohibited transaction within the meaning of Section 406 of ERISA, has occurred with respect to any Sellers’ Plan or that of an ERISA Affiliate and no excise tax has been imposed pursuant to Section 4975 of the Code in respect thereof;

(v)	there are no outstanding liabilities of any of Sellers’ Plans or those of ERISA Affiliates (including unfunded benefit liabilities as defined in §4001(a)(18) of ERISA under any single employer Pension Plan), other than liabilities for administrative fees and benefits to be paid in the ordinary course to participants in Sellers’ Plans or those of ERISA Affiliates or their beneficiaries in accordance with the terms thereof, and the consummation of this transaction shall not give rise to any such liabilities;

(vi)	there are no liabilities to the PBGC which have been, or are expected to be, incurred with respect to any of the Sellers’ Plans or those of ERISA Affiliates except for insurance premiums, and all insurance premiums incurred or accrued up to and including the Closing Date have been timely paid by the Sellers or an ERISA Affiliate;

(vii)	except with respect to income taxes on benefits paid or provided, no income, excise (including those under Code Sections 4975, 4976, 4980B and 4980D), or other tax or penalty (federal or state) that has been waived or excused, has been paid or is owed by any person (including but not limited to any of the Sellers’ Plans, ERISA Affiliate’s Plan, any plan fiduciary, the Sellers and any ERISA Affiliate) with respect to the operations of, or any transactions with respect to, any of Sellers’ Plans, or those of ERISA Affiliates, and no action has been taken, nor has there been any failure to act, that would subject any person or entity to any material liability to tax or penalty in connection with any Sellers’ Plan, or those of any ERISA Affiliate (including but not limited to any tax or penalty for the failure to withhold income taxes in connection with fringe benefits);

(viii)	there are no pending, threatened or anticipated claims, other than ordinary claims for benefits, involving any of Sellers’ Plans, or those of ERISA Affiliates, including but not limited to litigation or arbitration claims by participants or beneficiaries, complaints filed by government agencies; claims with respect to any bond or any fiduciary liability or other similar insurance with regard to actions of any person in connection with the Sellers’ Plans, or those of ERISA Affiliates, or notice to any insurer under such bond or policy with regard to the Sellers’ Plans or those of ERISA Affiliates;

(ix)	no fiduciary of any of the Sellers’ Plans, or those of ERISA Affiliates, has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration of or investment of the assets of any of the Sellers’ Plans or those of ERISA Affiliates;

(x)	all contributions required to be made to any of the Sellers’ Plans and those of ERISA Affiliates have been timely paid in full, including any premiums to be paid to the PBGC, and the depositing of all amounts withheld from employee compensation for pension, welfare or other benefits unto the appropriate trusts or accounts was done within the required time frames; and

(xi)	all premiums for insurance coverage for each of the three previous fiscal years of the Sellers’ Plans and those of ERISA Affiliates ended before the date of this Agreement have been timely paid in full.

(i) Except as set forth in Schedule 2.11-B attached hereto, none of the Sellers’ Plans provides, or has any obligation or commitment to provide, health benefits to any current or former employees, or dependents of the Sellers or an ERISA Affiliate beyond their retirement or other termination of service, other than coverage mandated by Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code (“COBRA”).

(j) To the best of Sellers’ Knowledge, and except as set forth in Schedule 2.11-B attached hereto, all of the Sellers’ Plans, or those of ERISA Affiliates, which are subject to COBRA continuation coverage and the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”) have been maintained in material compliance with COBRA and HIPAA, including all notice and certification requirements.

(k) No amounts payable under the Sellers’ Plans is likely to fail to be deductible for federal income Tax purposes by virtue of §280G of the Code, or is likely to be subject to an excise Tax under § 4999 of the Code.

(l) All deferred compensation arrangements entered into between Sellers and any officer or other employee of Sellers comply with § 409A of the Code.

Section 2.12 Labor Matters. The Sellers are in compliance in all material respects with all Laws respecting employment and employment practices, terms and conditions of employment, wages and hours, and are not engaged in any unfair labor or unlawful employment practice. Except as set forth on Schedule 2.12 attached hereto, there are no material controversies pending or, to the Sellers’ Knowledge, threatened in writing, between the Sellers and any of its employees or its employees’ union. There are no unfair labor practice complaints pending against the Sellers before the National Labor Relations Board. Since January 1, 2008, there have been no strikes, slowdowns, work stoppages, lockouts, or, to the Sellers’ Knowledge, threats thereof, by or with respect to any employees of the Sellers. The Sellers have complied with any applicable obligations under the Worker Adjustment and Retraining Notification Act (“WARN Act”), including in connection with the transactions contemplated by this Agreement and Buyer’s agreement to offer employment to employees engaged in the Business under Article VI hereof. Except as set forth in Schedule 2.10 attached hereto, the Sellers are neither parties to, nor bound by, any labor or collective bargaining agreement or any other agreement with a labor union pertaining to any current employees engaged in the Business. To the Sellers’ Knowledge, no labor organization or group other than that identified in the Collective Bargaining Agreement in Schedule 2.10 attached hereto has made a pending demand for recognition or certification with respect to any current employees engaged in the Business, and no union is seeking to organize any current employees engaged in the Business.

Section 2.13 Taxes.

(a) Parent has been a validly electing S corporation within the meaning of Sections 1361 and 1362 of the Code at all times since September 27, 1997, and will be an S corporation up to and including the Closing. At all times since September 27, 1997, for federal income tax purposes, each of the Sellers has validly been treated as a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3) of the Code and has validly been treated in a similar manner for purposes of the income tax Laws of all states in which it has been subject to taxation.

(b) Each of the Sellers has timely filed, or caused to be filed, taking into account any valid extensions of due dates, completely and accurately in all material respects, all federal, state, local and foreign Tax or information returns (including estimated Tax returns) required under the statutes, rules or regulations of such jurisdictions to be filed by the Sellers. The term “Tax” or “Taxes” means taxes, duties, charges or levies of any nature imposed by any taxing or other Governmental Authority, including without limitation income, gains, capital gains, surtax, capital, franchise, capital stock, value-added taxes, taxes required to be deducted from payments made by the payor and accounted for to any Governmental Authority, employees’ income withholding, back-up withholding, withholding on payments to foreign persons, social security, national insurance, unemployment, worker’s compensation, payroll, disability, real property, personal property, sales, use, goods and services or other commodity taxes, business, occupancy, excise, customs and import duties, transfer, stamp, and other taxes or estimated taxes, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, (including interest, penalties or additions to Tax in respect of the foregoing), and includes all taxes payable by any of the Sellers pursuant to Treasury Regulations §1.1502-6 or any similar provision of Law. Except for the state Tax returns listed on Schedule 2.13(b) attached hereto, true and correct copies of which have been provided to Buyer, the Sellers were not obligated at any time during the four years preceding the Closing to file any additional state Tax or information returns under the statutes, rules or regulations of any state jurisdictions. Except as set forth on Schedule 2.13(b) attached hereto, all Taxes due from or payable by any of the Sellers (whether or not shown on said returns to be due), including all additional assessments received prior to the date hereof, have been paid in full. Each of the Sellers has collected all sales, use, goods and services and any other Taxes required to be collected and remitted and have remitted or will remit the same to the appropriate taxing authority within the prescribed time periods. Each of the Sellers has withheld all amounts required to be withheld on account of Taxes from amounts paid to employees, former employees, independent contractors, creditors, shareholders, directors, officers, residents or non-residents and remitted or will remit the same to the appropriate taxing authorities within the prescribed time periods. Since March 26, 2011, none of the Sellers has incurred any liabilities for Taxes other than in the ordinary course of business. Except as set forth in Schedule 2.13(b) attached hereto, no examination of any return of any of the Sellers is currently in progress, and none of the Sellers has received notice of any proposed audit or examination. No deficiency in the payment of Taxes by any of the Sellers for any period has been asserted in writing by any taxing authority and remains unsettled at the date of this Agreement. None of the Sellers has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. None of the Acquired Assets is subject to any lien for Taxes, except for Taxes not yet due and payable.

(c) Except as set forth in Schedule 2.13(c), (i) Sellers do not expect any taxing authority to assess any additional Taxes for any period for which Tax Returns have been filed, (ii) Sellers do not know of, nor have reason to know of, any dispute or claim concerning any Tax liability of any of the Sellers raised or claimed by a taxing or other Governmental Authority, and (iii) no claim has ever been received by Seller from any taxing authority in a jurisdiction where the Sellers do not file Tax Returns that any of the Sellers is or may be subject to taxation by that jurisdiction.

(d) None of the Assumed Liabilities is an obligation to make a payment that is not deductible under Code section 280G. Sellers have disclosed on their federal income Tax returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code section 6662.

(e) Neither the Parent nor any of the Sellers is a party to any written agreement providing either for the allocation or sharing of Taxes or for any of the Sellers to assume the Taxes of any other Person or indemnify any other Person against any Tax and neither the Parent nor any of the Sellers has ever filed or been included in any combined or consolidated tax return with any person or been a member of an affiliated group (within the meaning of Section 1504 of the Code) filing a consolidated federal income tax return, other than a group the common parent of which is the Parent or the Company.

(f) All of Webster’s sales during the prior 10 years have been sales for resale and as such, are exempt from sales and use taxes.

Section 2.14 Environmental.

(a) Except as set forth on Schedule 2.14 attached hereto, to Sellers’ Knowledge Sellers have been and are in compliance with all applicable Environmental Laws (as defined below).

(b) To the Sellers’ Knowledge, except as set forth on Schedule 2.14 attached hereto, the Sellers, directly or indirectly, possess, and are in material compliance with, all material Permits and government authorizations (“Environmental Permits”) relating to protection of human or worker health, safety, the environment, pollution control and Hazardous Materials applicable to the Sellers. All Environmental Permits are listed on Schedule 2.14 attached hereto.

(c) Except as set forth on Schedule 2.14 attached hereto, the Sellers have not received written notice from a Governmental Authority that the any Seller is or may be responsible under any applicable Law relating to the protection of human or worker health, safety, or the environment in effect at the time of this Agreement (the “Environmental Laws”) to investigate and/or remediate Hazardous Materials (as hereinafter defined) on property the Sellers own or on which any Seller operates or which Sellers previously owned or operated (collectively, the “Environmental Claims”). For purposes of this Agreement, “Hazardous Materials” shall mean any waste, pollutant, hazardous substance, toxic, ignitable, reactive or corrosive substance, hazardous waste, special waste, industrial substance, by-product, process, intermediate product or waste, petroleum or petroleum-derived substance or waste, chemical liquids or solids, liquid or gaseous products regulated under Environmental Laws.

(d) Except as set forth on Schedule 2.14 attached hereto, Sellers are not subject to any Governmental Order relating to any Environmental Law relating to the Acquired Real and Leased Real Property, the Retained Real Property, the Business or the Acquired Assets.

(e) Sellers have not caused Hazardous Materials to be, and to Sellers’ Knowledge Hazardous Materials are not and have not been, present, transported, treated, stored or disposed of on, in, under, or from the Acquired Real and Leased Real Property or the Retained Real Property, except in compliance with applicable Environmental Laws. Sellers have not handled, disposed of, arranged for the disposal of any Hazardous Material, or exposed any employee or other person to any Hazardous Material, in a manner that could form the basis of a present or future claim against the Sellers or impose any damage, cost, obligation, liability, claim, loss or expense on the Buyer.

(f) Except as set forth in Schedule 2.14 attached hereto, to Sellers’ Knowledge there are not and have not been located at the Acquired Real and Leased Real Property or the Retained Real Property any underground storage tanks, above-ground storage tanks, dry cleaning or laundry operations, gasoline filling stations, automobile repair operations, waste treatment, storage or disposal areas, asbestos-containing materials, polychlorinated biphenyls, or any other condition that may be a basis for liability under any Environmental Law.

(g) Schedule 2.14 attached hereto lists all audits, studies, reports, analyses, results of investigations, and other information in the Sellers’ possession, custody or control related to the past or current environmental condition or compliance status of the Acquired Real and Leased Real Property or the Retained Real Property or the Acquired Assets (“Reports”). The Company has provided the Buyer with true and complete copies of all such Reports. To Sellers’ Knowledge, there are no Reports not within its possession, custody or control.

(h) To Sellers’ Knowledge, no facts, events, or conditions exist that would reasonably be expected to prevent or materially, hinder or limit continued compliance by the Buyer with Environmental Laws after Closing.

Section 2.15 Personnel. Schedule 2.15 attached hereto sets forth (i) the name, position and total base compensation of each salaried or hourly employee of the Business, (ii) all commitments or agreements made by any Seller to increase the wages or modify the conditions or terms of employment of any such employee and (iii) a listing of commissions and bonuses paid by, or due from, any Seller to any such employee during 2010 and 2011 through the date hereof. All compensation, including wages, commissions and bonuses payable to employees of the Business for services performed on or prior to the date hereof have been paid in full or have been accrued in the ordinary course of business consistent with past practice.

Section 2.16 Certain Fees. Except as set forth in Schedule 2.16 attached hereto, the Sellers will not have any liability for any financial advisory or finders’ fees in connection with this Agreement and the Transaction Documents or the transactions contemplated hereby and thereby.

Section 2.17 Customers and Resin Suppliers.

(a) Except as set forth in Schedule 2.17(a) attached hereto, as of the date hereof, the Sellers have not received written notice from any customer which accounted for more than five percent of the Company’s total revenues, on a consolidated basis, for the year ended December 25, 2010 or the twelve months ended June 25, 2011 (a “Customer”), for the termination of such Customer’s relationship with the Sellers, and to the Sellers’ Knowledge, no Customer has stated in writing its intention or threat to terminate or materially reduce its relationship with the Sellers in the next twelve months.

(b) Except as set forth in Schedule 2.17(b) attached hereto, as of the date hereof, the Sellers have not received written notice from any resin supplier which accounted for more than ten percent of the Company’s resin purchases for the year ended December 25, 2010 or the twelve months ended June 25, 2011 (a “Resin Supplier”), for the termination of such Supplier’s relationship with the Sellers, and to the Sellers’ Knowledge, no Supplier has threatened to terminate or materially reduce its relationship with the Sellers in the next twelve months.

Section 2.18 Insurance. Schedule 2.18 attached hereto sets forth a correct and complete list of all insurance policies currently in effect that relate to the Business or that are owned or held by the Sellers insuring the products, properties, assets, business and operations of the Sellers and their potential liabilities to third Persons, and all general liability policies maintained by the Sellers. All such policies are in full force and effect and all premiums due and payable in respect thereof have been paid or, if not yet due, accrued in the ordinary course of business consistent with past practice. Since the respective dates of such policies, no notice of cancellation or non-renewal with respect to any such policy has been received by the Sellers and there has been no lapse in coverage. Schedule 2.18 attached hereto contains a list of all pending insurance claims with respect to the Business, the Acquired Assets or the Assumed Liabilities.

Section 2.19 Inventory. Except as set forth in Schedule 2.19 attached hereto, all Inventory, whether or not reflected in the Webster Base Line Balance Sheet, consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. Except as set forth in Schedule 2.19 attached hereto, all Inventory is owned by Sellers free and clear of all Encumbrances, and no Inventory is held on a consignment basis. Except as set forth in Schedule 2.19 attached hereto, the quantities of each item of Inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of Sellers.

Section 2.20 Accounts Receivable. The Accounts Receivable reflected on the Webster Base Line Balance Sheet and the Accounts Receivable arising after the date thereof (a) have arisen from bona fide transactions entered into by Sellers involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice; (b)

constitute only valid, undisputed claims of Sellers not subject to claims of set-off not accrued for on the Projected Closing Balance Sheet, or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice; and (c) subject to a reserve for bad debts shown on the Webster Base Line Balance Sheet or, with respect to Accounts Receivable arising after the Webster Base Line Balance Sheet, on the accounting records of the Business consistent with past practice, are collectible in full. The reserve for bad debts shown on the Webster Base Line Balance Sheet or, with respect to Accounts Receivable arising after the Webster Base Line Balance Sheet, on the accounting records of the Business have been determined in accordance with GAAP, consistently applied.

Section 2.21 Powers of Attorney. Except as set forth on Schedule 2.21 attached hereto, there are no outstanding powers of attorney executed on behalf of the Sellers or relating to the Business.

Section 2.22 Affiliate Transactions. Schedule 2.22 attached hereto lists any relationship, and the matters specified in (a) and (b) below, between any officer, director, partner, employee or other Affiliate of the Sellers or any individual related by blood, marriage or adoption to any such individual or the general partner or trustee of any such entity, in which any such Person (a) is, or has been at any time since January 1, 2008, a party to (or having a material financial interest in) any Contract with the Sellers or relating to the Business or the Acquired Assets, or (b) has, or had at any time since January 1, 2008, any rights, title or interest in any assets used by Sellers or in the Business or consisting of the Acquired Assets. There are no current Liabilities and Accounts Receivable accrued for or on the face of the Webster Base Line Balance Sheet, or, to Sellers’ Knowledge, that should be accrued for or be set forth on the face of the Projected Closing Balance Sheet, in each case that are owed to Sellers from, or payable by Sellers to, any officer, director, partner, employee or other Affiliate of the Sellers or any individual related by blood, marriage or adoption to any such individual or the general partner or trustee of any such entity.

Section 2.23 Undisclosed Liabilities. Except as set forth on Schedule 2.23 attached hereto, the Sellers have no obligations or liabilities with respect to the Business or the Acquired Assets required to be reflected on a balance sheet prepared in accordance with GAAP, except (i) liabilities adequately reserved against or reflected on the Webster Base Line Balance Sheet, and (ii) liabilities which have arisen after the date of the Webster Base Line Balance Sheet in the ordinary course of business consistent with past practice and which will be adequately reserved against or reflected on the Projected Closing Balance Sheet.

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING PARENT

Section 3.1 Parent Representations and Warranties. The Parent hereby represents and warrants to Buyer as of the date hereof as follows:

(a) Parent is a corporation, duly incorporated, validly existing and in good standing under the Laws of The Commonwealth of Massachusetts, and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted. Parent is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property or assets owned, leased or operated by the Parent or the nature of the business conducted by Parent makes such qualification necessary, except where the failure to be so duly qualified or licensed and in good standing would not individually or in the aggregate have a material adverse effect. Parent has heretofore made available to Buyer complete and correct copies of the Articles of Organization and by-laws of Parent, each as amended and as currently in effect, and no amendments have been made thereto or have been authorized since the date thereof.

(b) Parent has the requisite power and authority to execute and deliver this Agreement and the Transaction Documents to which the Parent is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. No other proceedings or actions on the part of Parent are necessary to authorize the execution, delivery and performance of this Agreement or the Transaction Documents to which the Parent is a party or the consummation of the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by Parent and constitutes a valid and binding agreement of Parent, enforceable against it in accordance with its terms and when each other Transaction Documents to which the Parent is or will be a party has been duly executed and delivered by the Parent, such Transaction Documents will constitute a legal and binding obligation of the Parent enforceable against it in accordance with its terms, except that (a) such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Laws, now or hereafter in effect, relating to or limiting creditors’ rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be equitable defenses and to the discretion of the court before which any proceeding therefore may be brought.

(c) Parent does not have any direct ownership in any of the Acquired Assets.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth on the Disclosure Schedules, Buyer hereby represents and warrants to the Parent and the Sellers as of the date hereof as follows:

Section 4.1 Organization and Authority of Buyer. The Buyer is a corporation existing and in good standing under the Laws of the State of Delaware. Buyer has the corporate power and authority to execute and deliver this Agreement and the Transaction Documents and perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Transaction Documents and the performance by Buyer of its covenants and agreements hereunder and thereunder have been duly and validly authorized by the Board of Directors of Buyer, and no other corporate proceedings or actions on the part of Buyer are necessary to authorize the execution, delivery and performance of this Agreement and the Transaction

Documents or the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Buyer and constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, and when each other Transaction Documents to which the Buyer is or will be a party has been duly executed and delivered by the Buyer, such Transaction Documents will constitute a legal and binding obligation of the Buyer enforceable against it in accordance with its terms, except that (i) such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Laws, now or hereafter in effect, relating to or limiting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be equitable defenses and to the discretion of the court before which any proceeding therefore may be brought.

Section 4.2 Consents and Approvals; No Violations. Neither the execution and delivery of this Agreement and the Transaction Documents nor the consummation of the transactions contemplated hereby and thereby will (a) conflict with or result in any breach of any provision of the incorporation documents or by-laws of Buyer; (b) require any notice to, filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Authority or under any Contract to which Buyer is a party or (c) violate any Law or Governmental Order applicable to Buyer, excluding from the foregoing clauses (b) or (c) such requirements, violations, conflicts, defaults or rights (i) which would not adversely affect the ability of Buyer to consummate the transactions contemplated by this Agreement and the Transaction Documents or (ii) which become primarily applicable as a result of any acts or omissions by, or the status of or any facts pertaining to, the Parent and the Sellers.

Section 4.3 Litigation. There is no Action or Governmental Order pending or, to the knowledge of Buyer, threatened against Buyer, by or before any Governmental Authority or by any third party which challenges the validity of this Agreement or the Transaction Documents or which would be reasonably likely to adversely affect or restrict Buyer’s ability to consummate the transactions contemplated hereby or thereby.

Section 4.4 Certain Fees. Buyer will not have any liability for any financial advisory or finders’ fees in connection with this Agreement and the Transaction Documents or the transactions contemplated hereby and thereby.

Section 4.5 Financing Assurances. Buyer has and will have at Closing either sufficient cash and available credit facilities or sufficient cash and binding commitments for loans from financing sources with current available funds to make such loans, in either case in an aggregate amount sufficient to pay all of the consideration payable to the Company and other obligations as contemplated by this Agreement.

ARTICLE V

PRE-CLOSING COVENANTS

Section 5.1 Conduct of the Business. The Parent and the Sellers agree that, during the period from the date of this Agreement to the Closing, except as otherwise contemplated by this Agreement, the Schedules or the Disclosure Schedules, or consented to by Buyer (which Buyer consent shall not be unreasonably withheld or delayed), Parent and the Sellers shall:

(a) conduct the Business in the ordinary course consistent with past practice;

(b) use commercially reasonable efforts to (i) maintain and preserve the Business, operations, and goodwill, (ii) retain the services of their employees, except for attrition of such employees in the ordinary course of business, and (iii) maintain, preserve and retain relationships with their consultants, employees, suppliers and customers and any Governmental Authority;

(c) not make any change in employment terms for any of their employees other than terminations for cause or customary salary increases and adjustments in benefits in the ordinary course of business consistent with past practice;

(d) comply with all applicable Laws applicable to the conduct of the Business or the ownership and use of the Acquired Assets;

(e) preserve and maintain all Permits required for the conduct of the Business, as currently conducted, or the ownership and use of the Acquired Assets;

(f) collect current assets and make payments on current liabilities with respect to the Business in the ordinary course of business consistent with past practice;

(g) maintain the properties and assets included in the Acquired Assets in the same condition as on the date hereof, subject to reasonable wear and tear;

(h) continue in full force and effect without modification all insurance policies set forth on Schedule 2.18 attached hereto;

(i) consult with Buyer regarding any material operational matters of the Business;

(k) not enter into any relationships or Contracts that would be required to be disclosed on Schedule 2.22 attached hereto; and

(k) not take or permit any action that would cause any of the changes, events or conditions described in Section 2.5(b)-(g) and (i)-(n) hereof to occur (excluding Schedule 2.5 attached hereto).

Section 5.2 Access to Information.

(a) Between the date of this Agreement and the Closing, the Sellers shall (i) immediately following a public announcement made by Buyer pursuant to Section 5.5 hereof, give Buyer and its authorized representatives reasonable access to such Books and Records, properties, assets, premises, Contracts and other documents and data of the Sellers as the Buyer shall reasonably request, and to the Company Executives (as hereinafter defined); and (ii) furnish Buyer with such financial and operating data and other information with respect to the Business and the assets and properties of the Sellers as Buyer may from time to time reasonably request; provided, however, that any such investigation shall be conducted during normal business hours under the supervision of a Company Executive and not interfere unreasonably with the business operations of the Sellers. No investigation by Buyer or other information received by Buyer shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Sellers in this Agreement or the Transaction Documents. For purposes of this Agreement, “Company Executives” shall mean Ronald Casty and Emil Bernstein.

(b) Between the date of this Agreement and Closing, immediately following a public announcement made by Buyer pursuant to Section 5.5 hereof, Sellers shall permit, and arrange for, Buyer to contact suppliers, customers, distributors and employees of the Sellers upon Buyer’s request, all in a manner and together with such participating personnel of Sellers as the Sellers may reasonably request.

(c) At least five Business Days prior to the Closing Date, Sellers will provide Buyer with information regarding the Inventory to the extent reasonably requested by Buyer in furtherance of Buyer’s actions to be taken in accordance with Section 1.5(d) hereof, including for every property where Inventory is located, the address of the site, a contact person at the site and the approximate Inventory contents and value at such site.

(d) All information concerning the Parent and the Sellers furnished or provided by the Parent and the Sellers to Buyer or its representatives (whether furnished before or after the date of this Agreement) shall be held subject to a confidentiality agreement dated as of May 11, 2011 (the “Confidentiality Agreement”).

Section 5.3 Consents.

(a) The Parent and the Sellers, on the one hand, and Buyer, on the other, shall cooperate, and use their reasonable best efforts, as promptly as possible, to make (or cause to be made) all filings and obtain all licenses, permits, consents, approvals, certificates, authorizations, qualifications and orders of any Governmental Authority and other third parties (including the consents set forth on Schedule 2.3 attached hereto) necessary to consummate the transactions contemplated by this Agreement and the Transaction Documents, in each case with all costs and expenses to be paid by Sellers and Parent. Buyer agrees to provide such assurances as to financial capability, resources, and creditworthiness as may be reasonably requested by any third party whose consent or approval is sought in connection with the transactions contemplated hereby or by the Transaction Documents. Nothing in this Section 5.3(a) shall require Buyer to agree to any conditions that would materially and adversely impact the economic or business benefits to Buyer of the transactions completed by this Agreement or the Transaction Documents or to make a material modification or waiver of the terms and conditions of this Agreement.

(b) To the extent that Sellers’ rights under any Contract or Permit constituting an Acquired Asset, or any other Acquired Asset, may not be assigned to Buyer without the consent of another Person which has not been obtained, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful. Nothing in this Section 5.3(b) shall operate as a waiver by Buyer of its rights under Sections 7.1 and 7.3 hereof.

Section 5.4 Commercially Reasonable Efforts. The Parent and the Sellers, on the one hand, and Buyer, on the other, shall cooperate, and use their commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement as expeditiously as possible, and in any event prior to the Outside Date.

Section 5.5 Public Announcements. Prior to the Closing, the parties shall not issue, or cause to be issued, any report, statement or press release or otherwise make any public statements with respect to this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby, except that following execution of this Agreement, Buyer shall issue a press release and disclose such information as is reasonably required to satisfy its obligations under the Securities Act (and the rules and regulations promulgated thereunder) or the rules, regulations and listing standards of Nasdaq and as is appropriate to enable Sellers to notify their personnel, customers, suppliers and third parties of the transactions contemplated hereby, provided that Buyer, prior to such disclosure, shall advise the Company of the proposed disclosure and provide a reasonable opportunity for the Company to review and comment prior to release. Upon the Closing, the Company and Buyer will consult with each other with respect to, and mutually consent to, the issuance of a joint press release with respect to this Agreement and the transactions contemplated hereby, provided that Buyer shall otherwise be permitted to comply with its obligations under the Securities Act (and the rules and regulations promulgated thereunder) or the rules, regulations and listing standards of Nasdaq.

Section 5.6 Covenant to Satisfy Conditions. The Sellers and the Parent will use their reasonable best efforts to ensure that the conditions set forth in Sections 7.1 and 7.3 hereof are satisfied as expeditiously as possible, and in any event prior to the Outside Date, insofar as such matters are within the control of the Sellers and the Parent, and the Buyer will use its reasonable best efforts to ensure that the conditions set forth in Sections 7.1 and 7.2 hereof are satisfied as expeditiously as possible, and in any event prior to the Outside Date, insofar as such matters are within the control of the Buyer. The Sellers, Parent, and Buyer further covenant and agree, with respect to any threatened or pending, preliminary or permanent, Governmental Order that would adversely affect the ability of the parties hereto to consummate the transactions contemplated hereby and the Transaction Documents, to use all commercially reasonable efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

Section 5.7 Notice of Certain Events.

(a) From the date hereof until the Closing, Sellers shall promptly notify Buyer in writing of: (i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by Sellers hereunder not being true and correct as of the date hereof or as of the Closing or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Sections 7.1 or 7.3 hereof to be satisfied; (ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and (iv) any Actions commenced or, to Sellers’ Knowledge, threatened against, relating to or involving or otherwise affecting the Business, the Acquired Assets or the Assumed Liabilities that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 2.8 hereof or that relates to the consummation of the transactions contemplated by this Agreement.

(b) If Sellers notify Buyer of any fact, circumstance, event or action described in Section 5.7(a)(i) hereof, Sellers shall update the applicable sections of the Disclosure Schedule to reflect such fact, circumstance, event or action; provided that, neither such update of the Disclosure Schedule, nor Buyer’s receipt of information pursuant to Section 5.7(a) hereof, shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Sellers in this Agreement (including for purposes of the termination and indemnification provisions herein) and shall not be deemed to amend or supplement the Disclosure Schedules for purposes of determining whether Sellers have failed to satisfy Buyer’s closing condition as set forth in Section 7.3(a) hereof or for purposes of indemnification hereunder.

Section 5.8 Investigation by Buyer.

(a) The Buyer has conducted its own independent review and analysis of the business, operations, technology, assets, liabilities, results of operations, financial condition and prospects of the Sellers. In entering into this Agreement, Buyer has relied solely upon its own investigation and analysis, in consultation with expert and professional advisors, and Buyer acknowledges that neither the Parent and the Sellers nor any of their respective directors, officers, employees, agents or representatives, makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Buyer, including without limitation any projections of the financial performance and prospects of the Sellers following Closing, except as set forth in this Agreement and the Transaction Documents.

(b) Buyer agrees that, except as set forth in this Agreement and the Transaction Documents, neither Parent and the Sellers nor any of their respective directors, officers, employees, agents or representatives will have or be subject to any liability or indemnification obligation to Buyer.

(c) The Buyer’s sole rights and remedies relative to transactions contemplated herein are limited to those set forth herein, except in the case of any willful misconduct, criminal activity or fraud by Parent, Sellers or their Affiliates or representatives.

(d) No later than three Business Days after Closing, Buyer shall provide to Sellers copies of all final Phase I reports and other environmental reviews and analyses it has received from third party consultants in connection with its assessment of the Acquired Real and Leased Property.

Section 5.9 Loss of Financing. If at any time prior to the Closing the Buyer becomes aware of any occurrence, circumstance or event that will cause Buyer to be unable to provide the representations and warranties set forth in Section 4.5 hereof, then Buyer shall promptly notify the Parent and Sellers and the Parent and Sellers may terminate this Agreement pursuant to Section 8.1(d) hereof.

Section 5.10 No Solicitation of Other Bids. From the date of execution hereof through the date of termination of this Agreement in accordance with Article VIII hereof, Sellers shall not, and shall not authorize or permit any of their Affiliates or their representatives to, directly or indirectly, initiate, solicit, entertain, negotiate, accept or discuss, directly or indirectly, any proposal or offer from any Person or group of Persons other that Buyer and its Affiliates (an “Acquisition Proposal”) to acquire all or any significant part of the business, properties, capital stock or capital stock equivalents of Sellers, whether by merger, purchase of stock, purchase of assets, tender offer or otherwise, or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the proposed acquisition with Buyer.

ARTICLE VI

POST-CLOSING COVENANTS

Section 6.1 Employees; Employee Benefits.

(a) Effective as of the Final Date, except for the individuals identified on Schedule 6.1 attached hereto, the Sellers shall terminate the employment of each of their employees engaged in the Business at such time (“Terminated Employee(s)”). Any Terminated Employee who, as of the Closing Date (i) is receiving long-term disability plan benefits or (ii) has filed a claim for long-term disability plan benefits, shall not be considered a Terminated Employee to whom the Buyer is obligated to offer employment pursuant to Section 6.1(b) hereof. The Sellers shall be responsible for any severance obligations, payments for accrued but unused vacation for employees who are not members of the RWDSU/AFL-CIO collective bargaining unit, and/or any other obligations owed to Terminated Employees resulting from the terminations contemplated hereunder and/or related to the pending workforce reduction identified in Schedule 2.5 attached hereto.

(b) Effective as of the day following the Closing, the Buyer shall (i) offer employment to each Terminated Employee who is a member of the RWDSU/AFL-CIO collective bargaining unit on the same terms and conditions of employment that each such Terminated Employee enjoys at the time of the Closing, including without limitation as to seniority, job classifications, benefits, hours and shifts, such that effective as of the day following Closing the only change in each such Terminated Employee’s employment condition will be the identity of the employer as Buyer rather than the Company; and (ii) offer employment to each Terminated Employee who is not a member of the RWDSU/AFL-CIO collective bargaining unit, terminable at the will of the Buyer, with initial compensation substantially as currently provided to such Terminated Employees and benefit packages on substantially similar terms and conditions in the aggregate as are provided to similarly situated employees of Buyer (each such Terminated Employee, an “Acquired Employee”). Subject to the Collective Bargaining Agreement assumed by Buyer, nothing contained herein shall be deemed either to affect or to limit in any way the management prerogatives of Buyer with respect to employees it hires, or to create or grant to such employees any third-party beneficiary rights or claims or causes of action of any nature.

(c) All individuals who are M&A Qualified Beneficiaries will be entitled to coverage under any of the Sellers’ group health plans that may continue to be maintained by Sellers following the Closing, provided that nothing herein shall require Sellers to maintain any such group health plans, and in such instance all costs in connection with such continuation coverage, other than those to be borne by the M&A Qualified Beneficiaries as provided for under federal law, shall be borne by Sellers.

(d) After the Closing, the Buyer shall be responsible for and shall discharge in the ordinary course of business, and shall indemnify and hold harmless the Sellers, and the Parent, and the trustees, beneficiaries, employees and agents and the fiduciaries (including plan administrators) of the Plans, from and against, any and all claims, losses, damages, costs and expenses (including, without limitation, attorneys’ fees and expenses) and other liabilities and obligations relating to or arising out of (i) all salaries, bonuses, commissions, vacation entitlements, Contract rights and other benefits properly and adequately accrued by the Sellers but unpaid as of the Closing, and (ii) any claims of, or damages or penalties sought by any Acquired Employee, or any Governmental Authority on behalf of or concerning any Acquired Employee, with respect to any act or failure to act by the Buyer to the extent arising from the employment, discharge, layoff or termination of any such Acquired Employee after the Closing Date, except as set forth in Section 6.1(a) hereof. Without limitation, the Buyer shall be responsible for any action of Buyer after the Closing that constitutes a Mass Layoff or Plant Closing within the meaning of the WARN Act or would otherwise trigger notice requirements or liability under any Law regarding plant closings or reductions in workforce.

(e) As of the Closing Date, or a soon as feasible thereafter, Buyer shall assume sole sponsorship of the Webster Union 401(k) plan designated in Schedule 2.11-A attached hereto whose participants are Webster’s employees who are members of the RWDSU/AFL-CIO collective bargaining unit, and shall enter into negotiations with such union to merge that plan into the 401(k) plan currently available to Buyer’s employees. Buyer will maintain and administer this plan post-Closing until such time as it can be merged into the Buyer’s current

401(k) Plan. Buyer will not assume sponsorship of any other of Sellers’ or Parent’s 401(k) plans. As of the Closing Date, or a soon as feasible thereafter, Buyer shall assume sole sponsorship of the Webster, Alabama Hourly Employees’ Pension Plan designated in Schedule 2.11-A attached hereto whose participants are Webster’s employees who are members of the RWDSU/AFL-CIO collective bargaining unit. Buyer will maintain and administer this Plan post-Closing. Buyer will not assume sponsorship of any other of Sellers’ or Parent’s defined benefit pension plans.

(f) In addition to the provisions set forth in Section 6.1(b) hereof, each Acquired Employee shall be given service credit for his or her period of service with the Sellers prior to the Closing Date, including for the purpose of eligibility under the group health plan, for the purposes of eligibility and vesting under the defined contribution retirement plan for Webster’s employees who are members of the RWDSU/AFL-CIO collective bargaining unit, and for the purposes of eligibility, vesting and benefit accrual under the defined benefit plan for such employees.

(g) Following Closing, Buyer shall permit its Acquired Employee, Alex Martins, to provide services to the Company, which such services shall be consistent in nature and scope as are provided by Mr. Martins to the Company’s business relating to the Excluded Assets, and shall absorb approximately one-third of his regular working hours. The Company agrees to pay Buyer, on a reasonable periodic basis to be determined by Buyer, an amount equal to one-third of the base compensation of Mr. Martins, or any successor employee in a comparable job position. Notwithstanding the foregoing, Buyer shall have no obligation to hire a successor employee in a comparable job position.

Section 6.2 Certain Tax Matters. The following provisions shall govern the allocation of responsibility as between the Parent and the Sellers, on the one hand, and the Buyer, on the other hand, for certain Tax matters following the Closing:

(a) All transfer taxes, deed, excise, stamps, and similar charges related to the sale of the Acquired Assets contemplated by this Agreement (collectively, “Transfer Taxes”) shall be paid by the Sellers. Except as set forth in the prior sentence, all real property Taxes, personal property Taxes and other ad valorem Taxes levied with respect to the Acquired Assets shall be prorated between the Sellers and the Buyer as of the end of the date of the Closing (which proportionate share of Sellers shall be based on the number of days in the applicable Tax period through the Closing Date, and which proportionate share of Buyer shall be the remaining number of days in such Tax period). To the extent that the amount of any such Taxes actually payable is subsequently determined to differ from the amount apportioned at Closing, the parties shall make all necessary adjustments by appropriate payments between themselves within 30 days of the issuance of final Tax bills.

(b) If (i) in any jurisdiction in which any of the Sellers files income, franchise, employment, sales and use or property Tax Returns, any tax clearance or other procedure is available for obtaining certification that all of such Taxes have been paid, and (ii) such Sellers cannot establish to Buyer’s reasonable satisfaction that, in the absence of such certification, Buyer will not succeed, by reason of the purchase of the Acquired Assets pursuant to this

Agreement, to any liability of such Sellers for any such Taxes, then such Sellers shall apply for such tax clearance certificates. Such Sellers shall, prior to Closing, provide Buyer with a copy of all such filings and certificates.

(c) The parties shall mutually agree upon the allocation of the Purchase Price contemplated by this Agreement (in accordance with Section 1060 of the Code) and such allocations shall be used and respected by all of the parties for all Tax purposes, including, without limitation: determining the Sellers’ gain on sale of and Buyer’s tax basis in the Acquired Assets or the Business and preparing information reports and Tax filings (including any amended returns or claims for refund), such as IRS Form 8594. In the event that Buyer and Sellers are unable to agree on such allocation within 45 days of the Closing, Buyer and Sellers shall jointly engage the Neutral Accountants to resolve the dispute, and the determinations of the Neutral Accountants shall be conclusive and binding upon the parties. The costs, fees and expenses of the Neutral Accountants shall be borne equally by Buyer, on the one hand, and Sellers and Parent, on the other hand. Any adjustments to the Purchase Price pursuant to Section 1.5 hereof shall be allocated in a manner consistent with the allocation provided for hereunder.

(d) Each party agrees to furnish or cause to be furnished to the other person(s), upon request, as promptly as practicable, such information and assistance relating to the Acquired Assets and Business as is reasonably necessary for the filing of all Tax returns and making of any election related to Taxes, the preparation for any audit by any Governmental Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax return. Each party will cooperate with the other person(s) in the conduct of any audit or other proceeding related to Taxes involving the Acquired Assets or the Business. Sellers shall retain copies of all records necessary to comply with this Section 6.2(d), including all Tax returns, schedules and work papers and all material records or other documents relating thereto, until the expiration of the statute of limitations (including extensions) of the taxable years to which such Tax returns and other documents relate. Any information obtained under this Section 6.2(d) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax returns or claims for refund or in conducting any audit or other proceeding.

Section 6.3 Consents. With respect to any agreements for which any required consent or approval is not obtained or if any attempted assignment would be ineffective or would impair Buyer’s rights under the Acquired Asset in question so that Buyer would not in effect acquire the benefit of all such rights, Sellers and Parent, to the maximum extent permitted by law and the Acquired Asset, shall use their reasonable best efforts after the Closing, (a) to obtain any required consent or approval for the assignment of the Acquired Assets, and (b) as Buyer’s agent for up to 90 days, or such other period as the parties may mutually agree upon, in order to obtain for it the benefits thereunder and shall cooperate, to the maximum extent permitted by Law and the Acquired Asset, with Buyer in any other reasonable arrangement designed to provide such benefits to Buyer. The costs and expenses of such consents and approvals to be paid by Sellers and Parent.

Section 6.4 Cooperation. From and after the Closing, Buyer shall cooperate with Parent and the Sellers (i) in the defense or prosecution of any litigation or proceeding already instituted or which may be instituted hereafter against or by Parent and/or the Sellers relating to or arising out of the conduct of the business of Parent and/or the Sellers prior to Closing (other than any litigation or proceedings among the parties and/or their Affiliates arising out of the transactions contemplated by this Agreement and the Transaction Documents), or instituted against Buyer and as to which Buyer claims indemnification from Parent and/or Sellers hereunder and (ii) for up to 60 days after Closing, to allow Parent and Sellers to effectuate, subject to Buyer’s supervision and reasonable controls (a) the transfer of books, records, files, documents and other materials which constitute Excluded Assets from the computer and network systems transferred to Buyer, and (b) the removal of the Excluded Assets from the premises of Buyer, except as may otherwise be provided for in the Peabody Lease. The Buyer shall cooperate and make its facilities, equipment, machinery, personnel, and other resources available to Parent and/or the Sellers solely for the purposes of the foregoing matters and reasonably related to such matters (or as otherwise required pursuant to this Agreement) in all reasonable ways, for example, and not by way of limitation, by (i) providing such access, and at such times, to documentation, facilities, records, product and production plans and blueprints, management personnel, employees and other resources as Parent and the Sellers may reasonably request and (ii) permitting and making available management personnel and employees to give depositions and provide testimony in court or arbitration proceedings at all reasonable times; provided, that the foregoing shall (A) be at Parent and Sellers’ cost and expense, (B) be conducted in a manner that does not materially interfere with the normal business operations of Buyer, (C) would not reasonably be expected to cause a violation of the confidentiality provisions of Section 6.5 hereof and (D) to the extent requested by Buyer be subject to the execution of reasonable confidentiality agreements by individuals engaged in such activities on behalf of Parent and Sellers. Buyer may terminate its obligations under this Section 6.4 if Parent and/or any Seller has breached, or is in ongoing breach of, any provisions hereof or of Section 6.5

Section 6.5 Confidentiality.

(a) From and after the Closing, Parent and Sellers shall, and shall cause their Affiliates to, hold, and shall use its reasonable best efforts to cause its or their respective representatives to hold, in confidence the Confidential Information.

(b) Notwithstanding the foregoing, Parent, Sellers, any of their Affiliates or their respective representatives may use and/or disclose Confidential Information only to the extent required for the following limited purposes, where: (i) they are acting on behalf of Parent and/or Sellers and such disclosure or use is necessary to satisfy any of Parent’s and/or Sellers’ obligations or to enforce any of Parent’s and/or Sellers’ rights under this Agreement; (ii) they are acting on behalf of Parent and/or Sellers and such disclosure or use is necessary to wind up the business and affairs of the Sellers; (iii) the information is disclosed to Parent’s and/or Sellers’ legal, accounting and other advisors, who are bound by a duty or obligation to keep such information confidential; or (iv) such disclosure or use is made in connection with any tax or other regulatory filings required to be made by the Parent and/or Sellers or is otherwise required by law. Where a disclosure or use is made pursuant to (i) through (iii), then, prior to disclosing or using the Confidential Information, Parent, Sellers, any of their Affiliates or their respective representatives shall obtain confidentiality agreements, which provisions shall be at least as restrictive as the confidentiality obligations set forth herein, from any third parties to whom the Confidential Information is to be disclosed.

(c) If Parent, Sellers, any of their Affiliates or their respective representatives are compelled to disclose any Confidential Information by judicial or administrative process or by other requirements of Law, including disclosures made under Section 6.5(b)(iv) hereof, they shall: (a) at least 14 days before disclosing any information, or, if such notice is not practicable, with as much notice as is practicable, notify the Buyer in writing using the notice procedure set forth in Article XI of this Agreement; and (b) disclose only that portion of such information that Parent, Sellers, any of their Affiliates or their respective representatives, as advised by their counsel, are legally required to disclose, provided that they shall use commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information. The cost and expense of obtaining such protective order shall be the responsibility of the Person whose actions or omissions are the primary subject of such Action, or if not applicable, then the Person who is a direct party to such Action, in each case either Parent and Seller, on the one hand, or Buyer, on the other hand. Costs and expenses of the non-responsible Person shall be promptly reimbursed by the responsible Person upon request.

Section 6.6 Receivables. From and after the Closing, if Parent, Sellers or any of their Affiliates or representatives receive or collect any funds relating to any Accounts Receivable or any other Acquired Asset, such funds shall be remitted to Buyer within five Business Days after receipt thereof. From and after the Closing, if Buyer or its Affiliates or representatives receive or collect any funds relating to any Excluded Asset, such funds shall be remitted to Sellers within five Business Days after receipt thereof.

Section 6.7 Non-Disparagement. Sellers and Parent agree, and will cause their Affiliates, not to disparage the Business, or Buyer or its Affiliates or any of their respective directors, officers, agents or representatives, either orally or in writing.

ARTICLE VII

CONDITIONS TO OBLIGATIONS OF THE PARTIES

Section 7.1 Conditions to Each Party’s Obligation. The respective obligation of each party to consummate the transactions contemplated herein is subject to the satisfaction or waiver by Parent, Sellers and Buyer at or prior to the Closing of the following conditions:

(a) No Law shall have been enacted, promulgated or enforced by any Governmental Authority that prohibits or restricts the consummation of the transactions contemplated hereby;

(b) There shall not be in effect any Governmental Order enjoining or restraining the consummation of the transactions contemplated hereby;

(c) All consents, authorizations, waivers and approvals of any Governmental Authority shall have been obtained and be in full force and effect as of the Closing; and

(d) The assignment and assumption of the Collective Bargaining Agreement shall be effective as of the Closing, pursuant to the Assignment and Assumption Agreement substantially in the form attached hereto as Exhibit D-2.

Section 7.2 Conditions to Obligations of the Parent and the Sellers. The obligations of the Parent and the Sellers to consummate the transactions contemplated hereby are further subject to the satisfaction (or waiver by Parent and Sellers) at or prior to the Closing of the following conditions:

(a) Other than the representations and warranties of Buyer contained in Sections 4.1 and 4.4 hereof, the representations and warranties of Buyer contained in this Agreement, the Transaction Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of Buyer contained in Sections 4.1 and 4.4 hereof shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date.

(b) Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and the Transaction Documents to be performed or complied with by it prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, Buyer shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c) Buyer shall have delivered to the Parent and the Sellers or their representatives those items set forth in Section 1.8 hereof.

(d) Buyer shall have delivered the Escrow Amounts to the Escrow Agent as set forth in Section 1.6 hereof.

Section 7.3 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated hereby are further subject to the satisfaction (or waiver by Buyer) at or prior to the Closing of the following conditions:

(a) Other than the representations and warranties of Sellers and Parent contained in Sections 2.1, 2.2, 2.4, 2.16, and 3.1 hereof, the representations and warranties of Parent and Sellers, respectively, contained in this Agreement, the Transaction Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of Parent and Sellers, respectively, contained in Sections 2.1, 2.2, 2.4, 2.16, and 3.1 hereof, shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). Notwithstanding the foregoing, if any of the following events, circumstances or actions occur between the date of execution of this Agreement and the Closing, and such event, circumstance or action does not arise from or relate to (i) a breach of a representation and warranty of Sellers and/or Parent at the time of execution of this Agreement, (ii) a breach by Sellers and/or Parent of any covenant set forth in Article V hereof, or (iii) any act of fraud or willful misconduct on the part of Sellers and/or Parent and/or any of their respective Affiliates, then Buyer must elect either to terminate this Agreement under Section 8.1(f) hereof, or waive the conditions to closing set forth in this Section 7.3(a) solely with respect to such specific event, circumstance or action without the right to seek indemnification pursuant to Section 10.1(a) hereof solely with respect to such specific event, circumstance or action:

(A) One or more lawsuits shall have been filed against Sellers, with stated claims in the amount of $5,000,000 or more, which such claims are not covered by insurance;

(B) Catastrophic damage or destruction to, or loss of, all or any portion of the Acquired Assets resulting in (I) a loss of more than twenty percent (20%) of the production capacity of the Business for three months or more, or (II) damages of $5,000,000 or more, in either case not covered by insurance; or

(C) The loss of one or more Customers, representing in the aggregate more than $7,500,000 of sales revenue calculated on a trailing 12 month basis.

(b) Parent and Sellers shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and the Transaction Documents to be performed or complied with by it prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality or Material Adverse Effect, Parent and Sellers shall have performed such agreements, covenants and conditions, as so qualified, in all respects; and

(c) The Sellers and the Parent shall have delivered to the Buyer those items set forth in Section 1.7 hereof.

(d) All approvals, Permits, consents and waivers set forth on Schedule 7.3(d) attached hereto shall have been received, and executed counterparts delivered to Buyer.

(e) To the extent required before Closing, timely and complete application will have been or will be made for renewal, extension, or reissuance of all Environmental Permits and neither Sellers nor Buyer shall not have obtained information which would lead them to believe that any Environmental Permit may not be renewed, extended or reissued in due course and as requested without the imposition of material cost or penalty.

(f) Parent and Sellers shall have delivered to Buyer evidence reasonably satisfactory to Buyer that all Encumbrances relating to the Acquired Assets, other than Permitted Encumbrances, shall be released in full upon and in conjunction with the Closing.

(g) Buyer shall be satisfied, in its sole discretion, with the results of the Phase 1 environmental reviews and compliance reviews on the Acquired Real and Leased Property.

(h) Buyer shall have received from (A) Seller, with respect to the Peabody Lease, and (B) the landlords of the Acquired Leased Real Properties identified in Schedules 2.6(a)(i)(2), (3), (4) and (5) attached hereto, agreements permitting Buyer’s lender access to such Acquired Leased Real Property for the purpose of exercising its rights as secured party with respect to collateral located within such premises (a “Landlord Lender Consent”), in accordance with the terms set forth in Schedule 7.3(h) attached hereto.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a) by mutual written consent of Parent, Sellers, and Buyer;

(b) by the Parent and the Sellers, on the one hand, or the Buyer, on the other, in the event that (i) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or (ii) any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable, provided that no party hereto who brought or is an Affiliate of the party who brought the Action seeking the permanent enjoinment of the transactions contemplated hereby may seek termination of this Agreement pursuant to this Section 8.1(b);

(c) by the Buyer, provided Buyer is not then in material breach of this Agreement, if (i) any of the conditions set forth in Sections 7.1 or 7.3 hereof shall have become incapable of fulfillment and shall not have been waived by the Buyer, or (ii) there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Parent or Sellers pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Sections 7.1 or 7.3 hereof and such breach, inaccuracy or failure has not been cured by Parent or Sellers within 14 calendar days (A) of Parent or Sellers’ receipt of written notice thereof from Buyer or (B) Parent or Sellers’ actual knowledge of such breach, inaccuracy or failure;

(d) by the Parent and the Sellers, provided neither Parent nor the Sellers is then in material breach of this Agreement, if (i) any of the conditions set forth in Sections 7.1 or 7.2 hereof shall have become incapable of fulfillment and shall not have been waived by the Parent and the Sellers, (ii) there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Buyer pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Sections 7.1 or 7.2 hereof and such breach, inaccuracy or failure has not been cured by Buyer within 14 calendar days (A) of Buyer’s receipt of written notice thereof from Parent or Sellers or (B) Buyer’s actual knowledge of such breach, inaccuracy or failure, or (iii) the Company receives the notice required under Section 5.9 hereof;

(e) by the Parent and the Sellers, on the one hand, or by Buyer, on the other hand, at any time on or after November 7, 2011 (the “Outside Date”), if the Closing shall not have occurred on or prior to such date; provided, however, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to any party if its willful failure to fulfill any obligation under this Agreement has been the primary cause of, or resulted in, the failure of the Closing to have occurred on or before such date; or

(f) by Buyer, if it elects to terminate this Agreement due to the occurrence of an event, circumstance or action specified in Section 7.3(a)(A), (B) or (C) hereof that did not result from or arise from the matters set forth in Section 7.3(a)(i), (ii) or (iii) hereof.

Section 8.2 Procedure and Effect of Termination. In the event of the termination of this Agreement and the abandonment of the transactions contemplated hereby pursuant to Section 8.1 hereof, written notice thereof shall forthwith be given by the Parent and the Sellers, on the one hand, or Buyer, on the other hand, so terminating to the other party and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned, without further action by the Parent, the Sellers, or Buyer. If this Agreement is terminated pursuant to Section 8.1 hereof:

(a) each party shall redeliver all documents, work papers and other materials of the other parties relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same or, upon prior written notice to such party, shall destroy all such documents, work papers and other materials and deliver notice to the parties seeking destruction of such documents that such destruction has been completed, and all confidential information received by any party hereto with respect to any other party shall be treated in accordance with the Confidentiality Agreement; provided, that the confidential information of Buyer provided to Sellers and Parent and their Affiliates and representatives shall be treated as confidential in the same manner and to the same extent as the confidential information of Sellers is protected in such Confidentiality Agreement;

(b) all filings, applications and other submissions made pursuant hereto shall, at the option of the Parent and the Sellers, and to the extent practicable, be withdrawn from the agency or other Person to which made;

(c) termination of this Agreement pursuant to Section 8.1 hereof shall not be an exclusive remedy for default hereunder on the part of the Parent and the Sellers, on the one hand, and Buyer, on the other, and such parties shall retain all rights at law and in equity; provided, however, that if such termination is (i) pursuant to Section 8.1(a), Section 8.1(b) or Section 8.1(f) hereof, (ii) by Buyer pursuant to Section 7.3(g) hereof provided that Sellers are not in breach of any representation or warranty contained in Section 2.14 hereof, or (iii) by Buyer pursuant to Section 7.3(a) hereof based on the occurrence of an event, circumstance or action between the date of execution of this Agreement and the Closing, and such event, circumstance or action does not arise from or relate to (A) a breach of a representation and warranty of Sellers and/or Parent at the time of execution of this Agreement, (B) a breach by Sellers and/or Parent of any covenant set forth in Article V hereof, or (C) any act of fraud or willful misconduct on the part of Sellers and/or Parent and/or any of their respective Affiliates, then termination of this Agreement shall be Buyer’s, on the one hand, and Sellers’ and Parent’s, on the other hand, sole and exclusive remedy; and

(d) the obligations provided for in Section 6.6, and Articles VIII and XI hereof and shall survive any such termination.

ARTICLE IX

SURVIVAL OF REPRESENTATIONS, WARRANTIES AND CLAIMS

(a) The parties hereto agree that the representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and the Closing hereunder until the earlier to occur of (i) four weeks after the completion of the audit of Buyer’s 2012 fiscal year, and (ii) 18 months following the Closing (the “Survival Date”), except for (i) the representations and warranties contained in Sections 2.1, 2.2, 2.6(b), 2.16, 3.1, 4.1, and 4.4 hereof, which shall survive indefinitely, (ii) the representations and warranties contained in Section 2.14 hereof which shall survive for a period of three years after Closing, (iii) the representations and warranties contained in Sections 2.11 and 2.13 hereof, which shall survive until the expiration of the statute of limitations applicable thereto (giving effect to any waiver, mitigation or extension thereof) plus 60 days and (iv) the representations and warranties in Section 2.6(a) hereof shall survive the Closing for 12 months.

(b) Subject to Section 10.8 hereof, each and every covenant set forth herein shall survive the Closing until fully performed, or waived in writing, in the manner required herein.

(c) If, at any time prior to the expiration of the survival period set forth above with respect to any particular representation or warranty of a party, an Indemnitee (as defined below) delivers to an Indemnitor (as defined below) a Notice of Claim, then the representation or warranty underlying the claim asserted in such notice and all related indemnity obligations under Article X hereof related thereto shall survive. All remaining funds in the Indemnity Escrow Account shall be released following the final determination of any Claim described in a Notice of Claim delivered before the Survival Date.

ARTICLE X

INDEMNIFICATION AND LIMITATION OF LIABILITY

Section 10.1 Indemnification by the Parent and the Sellers. Subject to the provisions of Article IX and this Article X hereof, the Parent and the Sellers agree, joint and severally, to indemnify and hold harmless, the Buyer, its Affiliates and their respective directors, officers and employees from and against any loss, liability, Action, judgment, award, interest, penalty, damage, fine, cost or expense, including reasonable counsel fees and disbursements, including the costs of investigation, defense or settlement of any claim (collectively, “Losses”), whether or not a Third Party Claim, incurred or sustained by, or imposed upon, such Indemnitees based upon, arising out of, or with respect to or by reason of (a) any breach of a representation and warranty of Parent and/or the Sellers under this Agreement, the Transaction Documents or in any certificate or instrument delivered by or on behalf of Parent and/or Sellers pursuant to this Agreement or the Transaction Documents, (b) non-fulfillment or non-performance of any covenant or agreement on the part of the Parent and the Sellers, or either of them, under the terms of this Agreement, the Transaction Documents or in any certificate or instrument delivered by or on behalf of Parent and/or Sellers pursuant to this Agreement or the Transaction Documents, and (c) the Excluded Assets or Retained Liabilities.

Section 10.2 Indemnification by Buyer. Subject to the provisions of Article IX and this Article X hereof, the Buyer agrees to indemnify and hold harmless the Sellers and the Parent, their respective Affiliates, directors, officers and employees, from and against any Losses, whether or not a Third Party Claim, incurred or sustained by, or imposed upon, such Indemnitees based upon, arising out of, or with respect to or by reason of (a) any breach of a representation and warranty of the Buyer under this Agreement, the Transaction Documents or in any certificate or instrument delivered by or on behalf of Buyer pursuant to this Agreement or the Transaction Documents, (b) non-fulfillment or non-performance of any covenant or agreement on the part of the Buyer under the terms of this Agreement, the Transaction Documents or in any certificate or instrument delivered by or on behalf of Buyer pursuant to this Agreement or the Transaction Documents, and (c) the Acquired Assets and Assumed Liabilities, following the Closing.

Section 10.3 Indemnification.

(a) A party seeking indemnification under Section 10.1 or 10.2 hereof (the “Indemnitee”) shall give the party from which indemnification is being claimed (the “Indemnitor”) in connection with any such claim for indemnification (the “Claim”) written notice of the Claim (the “Notice of Claim”), which shall contain the following information to the extent it is reasonably available to the Indemnitee:

(i) The Indemnitee’s good faith estimate of the reasonably foreseeable maximum amount of the Loss, if practicable, which in any event shall not be binding on the parties; and

(ii) A brief description in reasonable detail of the facts, circumstances or events giving rise to the Claim based on the Indemnitee’s knowledge or good faith belief thereof.

(b) If any Indemnitee receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third Party Claim”) against such Indemnitee with respect to which the Indemnitor is obligated to provide indemnification hereunder, the Indemnitee shall provide reasonably prompt Notice of Claim, but in any event not later than 30 calendar days after receipt of such notice of such Third Party Claim, subject to the provisions of Section 10.5 hereof. The failure to give such prompt written notice shall not, however, relieve the Indemnitor of its indemnification obligations, except and only to the extent that the Indemnitor forfeits rights or defenses by reason of such failure.

(c) Any Notice of Claim received will be resolved as follows:

(i) In the event that the Indemnitor does not contest a Notice of Claim in writing to the Indemnitee within 30 calendar days after such Notice of Claim is received by the Indemnitor, such Claim shall be paid in accordance with the provisions of Section 10.6 hereof.

(ii) In the event that the Indemnitor gives written notice to the Indemnitee contesting all or a portion of a Notice of Claim (a “Contested Claim”) within the 30 calendar day period provided above, the contested portion of such Notice of Claim shall be paid upon final resolution thereof. Any portion of the Notice of Claim that is not contested shall be paid as set forth in Section 10.6 hereof. The final resolution of any Contested Claim will constitute a conclusive determination of the Claim binding upon the Indemnitor and the Indemnitee and shall not be contested by either of them.

Section 10.4 Limitations.

(a) With respect to the indemnification provisions set forth in Sections 10.1(a), including Third Party Claims (other than with respect to a claim for indemnification based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of any representation or warranty in Sections 2.1, 2.2, 2.6(b), 2.14, 2.16, and 3.1 hereof, the “Buyer Basket Exclusions”) and 10.2(a) (other than with respect to a claim for indemnification based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of any representation or warranty in Sections 4.1 and 4.4 hereof, the “Seller Basket Exclusions”), and except as provided in Sections 10.4(c) and 10.9 hereof, (i) such provisions shall be effective only after the aggregate amount of Loss incurred by the party entitled to indemnification hereunder exceeds $300,000 (the “Minimum Limitation”), in which even Losses will be payable from the first dollar, and (ii) the aggregate liability of the Buyer, on the one hand, and the Parent and the Sellers, on the other hand, under the provisions noted in this Section 10.4(a) (excluding the Buyer Basket Exclusions and Seller Basket Exclusions, respectively) shall not exceed 17.5% of Purchase Price paid at Closing pursuant to Section 1.6 hereof (the “Maximum Limitation”), and with respect to claims for indemnification by the Buyer under the applicable provisions of this Section 10.4(a) (excluding the Buyer Basket Exclusions) shall be satisfied solely from the Indemnity Escrow Amount.

(b) No claim for indemnification shall be made to the extent of any insurance proceeds actually received by the party seeking indemnification (net of self-insured retention or deductible amounts, costs and expenses of pursuing such claim and related increases in insurance premiums or other chargebacks); provided that nothing herein shall require any of the parties hereto to pursue an insurance claim under this Article X. If the party seeking indemnification receives any such insurance proceeds after a claim shall have been paid, the party seeking indemnification shall promptly return such indemnification payment to the extent of such insurance proceeds received. Notwithstanding the foregoing, no party will be entitled to indemnification with respect to punitive damages, except in the case of fraud, criminal activity or willful misconduct of the other party.

(c) For purposes of clarity, the limitations contained in Sections 10.4(a) hereof shall not apply to any claim for indemnification pursuant to the Buyer Basket Exclusions, the Seller Basket Exclusions or Sections 10.1(b) or (c) or 10.2(b) or (c) hereof.

Section 10.5 Third Party Claims—Legal Proceedings.

(a) In the event that any Third Party Claim shall be instituted, Indemnitor shall have the right, at its option and at its own expense, to defend against, negotiate, settle or otherwise participate in the defense of such Third Party Claim. Notwithstanding anything to the contrary herein, Indemnitor must acknowledge in writing that it is obligated to indemnify the Indemnitee against any Losses that arises from such Third Party Claim prior to such assumption of defense. negotiations or settlement, and, if the Indemnitor is Parent and/or Sellers, such Indemnitor shall not have the right to defend or direct the defense of any such Third Party Claim that (x) is asserted directly by or on behalf of a Person that is a supplier or customer of the Business, or (y) seeks an injunction or other equitable relief against the Indemnitee. The Indemnitee shall have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnitor’s right to control the defense thereof, and the fees and disbursements of such counsel shall be at the expense of the Indemnitee, provided, that if in the reasonable opinion of counsel to the Indemnitee, (A) there are legal defenses available to an Indemnitee that are different from or additional to those available to the Indemnitor; or (B) there exists a conflict of interest between the Indemnitor and the Indemnitee that cannot be waived, the Indemnitor shall be liable for the reasonable fees and expenses of counsel to the Indemnitee in each jurisdiction for which the Indemnitee determines counsel is required and the Indemnitee may control its defense therein. If the Indemnitor elects not to compromise or defend such Third Party Claim, fails to promptly notify the Indemnitee in writing of its election to defend within 15 calendar days of the receipt of Notice of Claim, or fails to diligently prosecute the defense of such Third Party Claim in good faith, the Indemnitee may, subject to Section 10.5(b) hereof, pay, compromise, defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. The parties hereto agree to cooperate in good faith with each other in connection with the defense, negotiation or settlement of any such Third Party Claim.

(b) Notwithstanding any other provision of this Agreement, the Indemnitor shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnitee, except as provided in this Section 10.5(b). If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnitee and provides, in customary form, for the unconditional release of each Indemnitee from all liabilities and obligations in connection with such Third Party Claim and the Indemnitor desires to accept and agree to such offer, the Indemnitor shall give written notice to that effect to the Indemnitee. If the Indemnitee fails to consent to such firm offer within 10 calendar days after its receipt of such notice, the Indemnitee may continue to contest or defend such Third Party Claim and in such event, the maximum liability of the Indemnitor as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Indemnitee fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Indemnitor may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. If the Indemnitee has assumed the defense pursuant to Section 10.5(a) hereof, it shall not agree to any settlement without the written consent of the Indemnitor (which consent shall not be unreasonably withheld or delayed).

Section 10.6 Payment. After any final judgment or award shall have been rendered by a court of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the Indemnitor and the Indemnitee shall have arrived at a mutually binding agreement with respect to each separate matter indemnified by the Indemnitor hereunder, the Indemnitee shall forward to the Indemnitor notice of any sums due and owing by it pursuant to this Agreement with respect to such matter and the Indemnitor shall be required to pay all of the sums so owing to the Indemnitee by wire transfer or by check payable in immediately available funds to the order of the Indemnitee within 20 calendar days after the date of judgment, settlement or other agreement. Any payment made under this Article X or for any Claim under this Agreement shall be treated by the parties hereto as a Purchase Price adjustment and the parties agree to report such payments consistent therewith for financial reporting and for income tax purposes, unless otherwise required by Law.

Section 10.7 Mitigation of Losses; Reserves. Notwithstanding anything to the contrary set forth in this Agreement, the parties hereto shall take all commercially reasonable steps (to the extent then available or possible) to mitigate all Losses upon receipt of a Notice of a Claim. In addition, in the case of the Parent and Sellers as Indemnitors, the amount of any Loss taken into account for all purposes under this Article X shall be reduced by any reserves, accruals or liabilities set forth on the face of the Final Date Balance Sheet.

Section 10.8 Effect of Investigation. The representations, warranties and covenants of the Indemnitor, and the Indemnitee’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnitee (including by any of its representatives) or by reason of the fact that the Indemnitee or any of its representatives knew or should have known that any such representation or warranty is, was or might be inaccurate, or by reason of the Indemnitee’s waiver of any condition set forth in Article VII hereof, as the case may be.

Section 10.9 Sole Remedy. Except as specifically noted herein or in any Transaction Document, the indemnification provided for in this Article X shall be the exclusive post-closing remedy available to the parties, for all claims for indemnification under this Article X, or otherwise for breach of contract, tort, negligence, or any other theory of law, arising under this Agreement, any of the Transaction Documents and other agreements executed in connection with this Agreement, the Transaction Documents and the Closing, or otherwise, provided that, a party shall be entitled to seek injunctive or other equitable relief to enforce covenants under this Agreement or any Transaction Document executed in connection with the Closing or in the case of fraud, criminal activity or willful misconduct. Notwithstanding the foregoing, nothing contained herein shall limit the remedies available at law or in equity, or the liability of a party, to the extent such matter or liability results from the fraud, criminal activity or willful misconduct of such party.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Fees and Expenses. Whether or not the transactions contemplated herein are consummated pursuant hereto, each of the Sellers, the Parent, and the Buyer shall pay all fees and expenses incurred by, or on behalf of, such parties, respectively, in connection with, or in anticipation of, this Agreement and the consummation of the transactions contemplated hereby.

Section 11.2 Additional Assurances. From time to time after the Closing, at the reasonable request of a party hereto and at the expense of the party so requesting, each of the parties hereto shall execute and deliver to such requesting party such documents and take such other action as such requesting party may reasonably request in order to consummate more effectively the transactions contemplated hereby and by the Transaction Documents.

Section 11.3 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and deemed given as specified herein when sent by any of the following methods: (a) upon personal delivery; (b) upon confirmation of transmission of facsimile transmission or e-mail or .pdf document; (c) five Business Days after deposit in the U.S. Mail, registered or certified mail, postage prepaid, return receipt requested; or (d) the next Business Day after deposit with a nationally reputable overnight courier if marked for next day delivery. Notices shall be sent to the appropriate party at its address, e-mail or facsimile number given below (or at such other address or facsimile number for such party as shall be specified by notice given hereunder):

If to Buyer, to:

AEP Industries Inc.

125 Phillips Avenue

South Hackensack, NJ 07606

Fax No. 201-807-2567

Attention: Paul M. Feeney, Executive Vice President, Finance and CFO

with a copy to:

Honigman Miller Schwartz and Cohn LLP

2290 First National Building

660 Woodward Avenue

Detroit, MI 48226

Fax No. 313-465-7317

Attention: Michael S. Ben, Esq.

If to the Parent or the Sellers, to:

Chelsea Industries, Inc.

830 Boylston Street

Suite 209

Chestnut Hill, MA 02467

Fax No. 617-738-9664

Attn: Mr. Ronald Casty

with a copy to:

Posternak Blankstein & Lund LLP

800 Boylston Street

Boston, MA 02119

Fax No. (617) 367-2315

Attn: Lauren Jennings, Esq.

Section 11.4 Severability. Should any provision of this Agreement for any reason be declared invalid or unenforceable, such decision shall not affect the validity or enforceability of any of the other provisions of this Agreement, which remaining provisions shall remain in full force and effect and the application of such invalid or unenforceable provision to Persons (as herein defined) or circumstances other than those as to which it is held invalid or unenforceable shall be valid and enforced to the fullest extent permitted by Law.

Section 11.5 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including, without limitation, by operation of law, by any party hereto without the prior written consent of the other parties hereto. Notwithstanding the foregoing, Buyer may, without the consent of Sellers and Parent, assign this Agreement and the rights and obligations under it (a) to its lenders for collateral security purposes, or (b) to one or more of its subsidiaries, provided, however that Buyer shall remain liable in full for the performance of its obligations hereunder.

Section 11.6 No Third Party Beneficiaries. This Agreement is solely for the benefit of the Parent and the Sellers, and their successors and permitted assigns, with respect to the obligations of the Buyer under this Agreement, and for the benefit of Buyer, and its respective successors and permitted assigns, with respect to the obligations of the Parent and the Sellers under this Agreement, and this Agreement shall not be deemed to confer upon or give to any third party any remedy, claim, liability, reimbursement, cause of action or other right.

Section 11.7 Interpretation. The Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. For purposes of this Agreement: (a) the words “include,” “includes,” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,”, “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole.

Section 11.8 Jurisdiction and Consent to Service. Subject to the provisions of Section 11.14, each of the Sellers, the Parent, and the Buyer (a) agrees that any Action arising out of or relating to this Agreement shall be brought solely in the state or federal courts of New York; (b) consents to the exclusive jurisdiction of each such court in any Action relating to or arising out of this Agreement; (c) waives any objection which it may have to the laying of venue in any such Action in any such court; and (d) agrees that service of any court paper may be made in such manner as may be provided under applicable Laws or court rules governing service of process.

Section 11.9 Entire Agreement. This Agreement, the Transaction Documents, the Confidentiality Agreement, the Exhibits, Schedules and Disclosure Schedules, and other documents referred to herein or delivered pursuant hereto which form a part hereof constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof.

Section 11.10 Governing Law. This Agreement shall be governed by, construed and the rights of the parties determined in accordance with the Laws of the State of New York (regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

Section 11.11 Counterparts. This Agreement may be executed by facsimile, scanned and e-mailed or other electronic signatures and in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

Section 11.12 Amendment, Modification and Waiver. This Agreement may be amended, modified or supplemented at any time by mutual written agreement of the Sellers, the

Parent and Buyer. Any failure of the Sellers, the Parent, or the Buyer to comply with any term or provision of this Agreement may be waived, with respect to Buyer, by the Parent and the Sellers, and, with respect to the Sellers and the Parent, by the Buyer, by an instrument in writing signed by or on behalf of the appropriate party, but such waiver or failure to insist upon strict compliance with such term or provision shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply.

Section 11.13 Schedules and Exhibits. Each Exhibit, Schedule and Disclosure Schedule referred herein is incorporated into this Agreement. Such Exhibits, Schedules and Disclosure Schedules need not be physically attached hereto if they are properly identified as such in their face.

Section 11.14 Arbitration.

(a) Any controversy, claim or question or interpretation arising out of or relating to this Agreement or the breach thereof, whether arising before or after the Closing, shall be finally settled by arbitration in Boston, Massachusetts, before a single arbitrator, under the then-effective Commercial Arbitration Rules of the American Arbitration Association as modified by this Agreement. Such arbitration can be initiated by written notice by either party to the other party.

(b) Subject to the limitations and restrictions contained herein, the arbitrator shall have the authority to award any remedy or relief that a court in New York could order or grant, including, without limitation, specific performance of any obligation created under this Agreement, the awarding of punitive damages, the issuance of injunctive or other provisional relief, or the imposition of sanctions for abuse or frustration of the arbitration process. The arbitration awards will be in writing and specify the factual and legal basis for the award. Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction. The award rendered by the arbitrator shall be final and binding on the parties and not subject to further appeal.

(c) The arbitrator shall instruct the non-prevailing party to pay all costs of the proceedings, including the fees and expenses of the arbitrator and the reasonable attorneys’ fees and expenses of the prevailing party. If the arbitrator determines that there is not a prevailing party, the arbitrator may allocate the costs of the proceedings between the parties based on a finding of relative fault, and in the absence of such a determination each party shall be instructed to bear its own costs and to pay one-half of the fees and expenses of the arbitration.

(d) Notwithstanding the foregoing, nothing contained herein shall prevent either party from seeking injunctive relief in any court.

ARTICLE XII

DEFINITIONS

“Accountants Final Date Balance Sheet” has the meaning set forth in Section 1.5(h) hereof.

“Accounts Receivable” has the meaning set forth in Section 1.1(b)(i) hereof.

“Acquired Assets” has the meaning set forth in Section 1.1(b) hereof.

“Acquired Employee” has the meaning set forth in Section 6.1(b) hereof.

“Acquired Leased Real Property” has the meaning set forth in Section 2.6(a) hereof.

“Acquired Plans” has the meaning set forth in Section 1.1(b)(xii) hereof.

“Acquired Real Property” has the meaning set forth in Section 2.6(a) hereof.

“Acquired Real and Leased Real Property” has the meaning set forth in Section 2.6(a) hereof.

“Acquisition Proposal” has the meaning set forth in Section 5.10 hereof.

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation or any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” means a Person that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with the Person specified.

“Agreement” has the meaning set forth in the introductory paragraph hereof.

“Assigned Contracts” has the meaning set forth in Section 2.10 hereof.

“Assumed Liabilities” has the meaning set forth in Section 1.2(b) hereof.

“Audited Financial Statements” has the meaning set forth in Section 2.4 hereof.

“Bes-Pak” has the meaning set forth in the introductory paragraph hereof.

“Bill of Sale” has the meaning set forth in Section 1.7(c) hereof.

“Books and Records” has the meaning set forth in Section 1.1(b)(xi) hereof.

“Business” has the meaning set forth in the Recitals hereof.

“Business Day” means any day except Saturday, Sunday or any other day on which the national banking institutions located in New York are authorized or required by Law to be closed for business.

“Buyer” has the meaning set forth in the introductory paragraph hereof.

“Buyer Basket Exclusions” has the meaning set forth in Section 10.4(a) hereof.

“Buyer’s Accountants” has the meaning set forth in Section 1.5(f) hereof.

“Buyer’s Objection Notice” has the meaning set forth in Section 1.5(f) hereof.

“Chelsea Industries Retirement Plan” means the defined benefit pension plan for employees of Sellers and Parent who are not members of the RWDSU/AFL-CIO collective bargaining unit.

“Claim” has the meaning set forth in Section 10.3(a) hereof.

“Closing” has the meaning set forth in Section 1.3 hereof.

“Closing Date” has the meaning set forth in Section 1.3 hereof.

“COBRA” has the meaning set forth in Section 2.11(i) hereof.

“Code” has the meaning set forth in Section 2.11(f) hereof.

“Collective Bargaining Agreement” has the meaning set forth in Section 1.2(c)(vi) hereof.

“Company” has the meaning set forth in the introductory paragraph hereof.

“Company Executives” has the meaning set forth in Section 5.2(a) hereof.

“Confidential Information” means any confidential or proprietary information relating to Webster, the Business, and/or this Agreement, and/or relating to the Company that was received in connection with this Agreement, whether written or oral, except to the extent that such information: (i) is generally available to and known by the public through no fault of Parent, Sellers, any of their Affiliates or their respective representatives; or (ii) is lawfully acquired by Parent, Sellers, any of their Affiliates or their respective representatives from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. Confidential Information includes, but is not limited to, the following information as it relates to the Business: customer, distributor and supplier information, including lists, compilations of their data, their preferences, and personal and/or financial information relating to them; business information, including contractual arrangements, leases, business plans, strategies, tactics, policies, procedures, resolutions, litigation or negotiations; marketing information, including sales or product plans, strategies, tactics, methods, customers, prospects, or market research data; financial information, including costs and performance data, pricing information, sales figures, profit or loss figures, and debt arrangements; personnel information, including personnel lists, resumes, personnel data, organizational structure and performance evaluations; and product information, such as the suppliers, designs, features, specifications and/or requirements for Webster products and manufacturing operations. Confidential Information also includes information relating to any discussions, negotiations, due diligence, or transactions relating to this Agreement.

“Confidentiality Agreement” has the meaning set forth in Section 5.2(d) hereof.

“Contested Claim” has the meaning set forth in Section 10.3(c) hereof.

“Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, guarantee, other evidence of indebtedness, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.

“Customer” has the meaning set forth in Section 2.17(a) hereof.

“Deed” has the meaning set forth in Section 2.6(a)(iv) hereof.

“Disclosure Schedules” means the Disclosure Schedules delivered by the parties hereto concurrently with the execution and delivery of this Agreement.

“Draft Balance Sheet” has the meaning set forth in Section 1.5(e) hereof.

“Encumbrance” means any covenant, community property interest, condition, restriction, lien (statutory or otherwise), mortgage, easement, encroachment, right of way, right of first refusal, option, pledge, security interest, charge, claim, leasehold interest, tenancy, or restriction of any kind, including any restriction on any use, transfer or exercise of any other attribute of ownership.

“Environmental Claims” has the meaning set forth in Section 2.14(c) hereof.

“Environmental Laws” has the meaning set forth in Section 2.14(c) hereof.

“Environmental Permits” has the meaning set forth in Section 2.14(b) hereof.

“Escrow” has the meaning set forth in Section 1.6 hereof.

“Escrow Agent” means the Person designated to serve as escrow agent under the Escrow Agreement.

“Escrow Agreements” has the meaning set forth in Section 1.6 hereof.

“Escrow Amounts” means the Indemnity Escrow Amount and the Net Current Asset Escrow Amount.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to the Sellers, or any other company acquired in the transaction, any other entity that, together with the Sellers, would be treated as a single employer under Code Sections 414(b), (c) or (m).

“Excluded Assets” has the meaning set forth in Section 1.1(c) hereof.

“FESC” has the meaning set forth in the introductory paragraph hereof.

“Final Date” has the meaning set forth in Section 1.3 hereof.

“Final Date Balance Sheet” has the meaning set forth in Section 1.5(f) or Section 1.5(h) hereof.

“Financial Statements” has the meaning set forth in Section 2.4 hereof.

“GAAP” has the meaning set forth in Section 2.4 hereof.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent the rules, regulation or orders of such organization or authority have the force of Law) or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered into by or with any Governmental Authority.

“Hazardous Materials” has the meaning set forth in Section 2.14(c) hereof.

“HIPAA” has the meaning set forth in Section 2.11(j) hereof.

“Included Cash Accounts” has the meaning set forth in Section 1.1(b)(ix) hereof.

“Indemnitee” has the meaning set forth in Section 10.3(a) hereof.

“Indemnitor” has the meaning set forth in Section 10.3(a) hereof.

“Indemnity Escrow Amount” means 17.5% of the Purchase Price paid at Closing pursuant to Section 1.6 hereof.

“Intellectual Property” has the meaning set forth in Section 2.7(c) hereof.

“Inventory” has the meaning set forth in Section 1.1(b)(ii) hereof.

“IP Assignments” has the meaning set forth in Section 1.7(c) hereof.

“IRS” has the meaning set forth in Section 2.11(b) hereof.

“Laws” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree or rule of law of any Governmental Authority, whether federal, state, foreign or local.

“Loss” has the meaning set forth in Section 10.1 hereof.

“M&A Qualified Beneficiaries” means such term as defined in Treas. Reg. § 54.4980B-9(Q&A 4).

“Material Adverse Effect” means any event, occurrence, fact, condition, change or effect that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the condition (financial or otherwise), operating results, prospects, assets or business of such entity, (b) the value of the Acquired Assets or (c) the ability of Sellers and Parent to consummate the transactions contemplated hereby on a timely basis, provided however, that “Material Adverse Effect shall not include any event, occurrence, fact, condition, change or effect arising out of or attributable to: (i) any event, circumstance, change or condition that adversely affects either the United States economy generally or the plastic films manufacturing industry generally, except if there is a disproportionate impact on the Business compared to other participants in the plastic films manufacturing industry, or (ii) the entering into of this Agreement or any actions required to be taken pursuant to this Agreement or any agreement contemplated hereby.

“Maximum Limitation” has the meaning set forth in Section 10.4(a) hereof.

“Minimum Limitation” has the meaning set forth in Section 10.4(a) hereof.

“Multiemployer Plans” means such term as defined in ERISA Sections 3(37)(A) and 4001(a)(3).

“Net Current Asset Escrow Amount” means 5% of the Purchase Price paid at Closing pursuant to Section 1.6 hereof.

“Net Current Assets” means the Businesses’ total current assets less its total current liabilities, as each such item appears on the applicable balance sheet of the Business for purposes of calculating the Purchase Price Adjustment pursuant to Section 1.5 of this Agreement, including the Webster Base Line Balance Sheet, the Projected Closing Balance Sheet, the Draft Balance Sheet, and the Final Date Balance Sheet.

“Neutral Accountants” has the meaning set forth in Section 1.5(g) hereof.

“Notice of Claim” has the meaning set forth in Section 10.3(a) hereof.

“Outside Date” has the meaning set forth in Section 8.1(e) hereof.

“Outstanding Orders” has the meaning set forth in Section 2.10(f) hereof.

“Owned Intellectual Property” has the meaning set forth in Section 2.7(b) hereof.

“Parent” has the meaning set forth in the introductory paragraph hereof.

“Peabody Lease” has the meaning set forth in Section 1.7(f).

“Permit” has the meaning set forth in Section 2.9 hereof.

“Permitted Encumbrances” has the meaning set forth in Section 2.6(b) hereof.

“Permitted Liens” has the meaning set forth in Section 2.6(a)(v) hereof.

“Person” means and includes an individual, a partnership, general or limited, a limited liability company, a joint venture, a corporation, a trust, an unincorporated organization, or other entity, or a government or any department or agency thereof.

“Plans” has the meaning set forth in Section 2.11(a) hereof.

“Projected Closing Balance Sheet” has the meaning set forth in Section 1.5(b) hereof.

“Purchase Price” has the meaning set forth in Section 1.4 hereof.

“Reports” has the meaning set forth in Section 2.14(g) hereof.

“Resin Supplier” has the meaning set forth in Section 2.17(b) hereof.

“Retained Liabilities” has the meaning set forth in Section 1.2(c) hereof.

“Retained Real Property” has the meaning set forth in Section 2.6(a) hereof.

“RSMC” has the meaning set forth in the introductory paragraph hereof.

“Sellers” has the meaning set forth in the introductory paragraph hereof.

“Seller Basket Exclusions” has the meaning set forth in Section 10.4(a) hereof.

“Sellers’ Knowledge” means the actual knowledge of Ronald Casty, Emil Bernstein, Jack Shields, Arnold Shainker, Howard Kirschenbaum, Marc Ladd, and David Kachadorian, after due inquiry.

“Subsidiary” and “Subsidiaries” have the meanings set forth in the introductory paragraph hereof.

“Tangible Personal Property” has the meaning set forth in Section 1.1(b)(iii) hereof.

“Taxes” or “Tax” has the meaning set forth in Section 2.13(b) hereof.

“Terminated Employee” has the meaning set forth in Section 6.1(a) hereof.

“Third Party Claim” has the meaning set forth in Section 10.3(b) hereof.

“Transaction Documents” means the all of the agreements set forth on the Exhibits attached hereto, and any other agreements set forth herein or contemplated hereby or thereby.

“Transfer Taxes” has the meaning set forth in Section 6.2(a) hereof.

“Unaudited Financial Statements” has the meaning set forth in Section 2.4 hereof.

“WARN Act” has the meaning set forth in Section 2.12 hereof.

“Webster Base Line Balance Sheet” means the pro forma balance sheet of Webster attached hereto as Schedule 1.5(A).

“Webster Intellectual Property” has the meaning set forth in Section 2.7(c) hereof.

[The remainder of this page intentionally left blank. Signature pages immediately follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date above first written.

PARENT:		BUYER:

CI Holdings Corp.		AEP Industries Inc.

By:	/s/ Emil S. Bernstein	By:	/s/ Paul M. Feeney
Name:	Emil S. Bernstein	Name:	Paul M. Feeney
Title:	Executive Vice President	Title:	Executive Vice President, Finance and Chief Financial Officer

SELLERS:

Chelsea Industries, Inc.

By:	/s/ Emil S. Bernstein
Name:	Emil S. Bernstein
Title:	Executive Vice President

Bes-Pak & Company, Inc.

By:	/s/ Emil S. Bernstein
Name:	Emil S. Bernstein
Title:	Executive Vice President

FESC Corp.

By:	/s/ Emil S. Bernstein
Name:	Emil S. Bernstein
Title:	Executive Vice President

RSMC, Inc.

By:	/s/ Emil S. Bernstein
Name:	Emil S. Bernstein
Title:	Executive Vice President

INDEX TO SCHEDULES AND EXHIBITS

SCHEDULES

Schedule A	Other Excluded Assets

DISCLOSURE SCHEDULE

Schedule 1.1(b)(ix)	Included Cash Accounts

Schedule 1.1(b)(xii)	Acquired Plans

Schedule 1.5(A)	Webster Base Line Balance Sheet

Schedule 1.5(B-1)	Projected Closing Balance Sheet

Schedule 1.5(B-2)	Accounting Principles

Schedule 2.1	Jurisdictions Where Qualified

Schedule 2.2	Company Subsidiaries

Schedule 2.3	Consents and Approvals

Schedule 2.4	Financial Statements

Schedule 2.5	Absence of Changes

Schedule 2.6(a)	Real Property

Schedule 2.6(b)	Other Assets

Schedule 2.6(c)	Condition of Assets

Schedule 2.6(d)	Sufficiency of Assets

Schedule 2.7(a)	Webster Intellectual Property

Schedule 2.7(b)	Webster Intellectual Property-Conflicts

Schedule 2.7(d)	Webster Intellectual Property—Compliance with Law

Schedule 2.8	Litigation

Schedule 2.9	Permits

Schedule 2.10	Assigned Contracts

Schedule 2.11-A	Employee Benefit Plans

Schedule 2.11-B	Employee Benefit Plan Matters

Schedule 2.12	Labor Matters

Schedule 2.13(b)	Tax Matters

Schedule 2.14	Environmental Compliance

Schedule 2.15	Personnel

Schedule 2.16	Brokers’ Fees

Schedule 2.17(a)	Customers

Schedule 2.17(b)	Resin Suppliers

Schedule 2.18	Insurance

Schedule 2.19	Inventory

Schedule 2.21	Powers of Attorney

Schedule 2.22	Related Person Transactions

Schedule 2.23	Undisclosed Liabilities

Schedule 6.1	Exceptions From Terminated Employees

Schedule 7.3(d)	Required Consents

Schedule 7.3(h)	Landlord Lender Consents

EXHIBITS

Exhibit A	Form of Escrow Agreement

Exhibit B	Form of Bill of Sale

Exhibit C	Form of Patent Assignment / Form of Trademark Assignment

Exhibit D-1	Form of Assignment and Assumption Agreement (Assumed Liabilities)

Exhibit D-2	Form of Assignment and Assumption Agreement (CBA)

Exhibit D-3	Form of Assignment and Assumption Agreement (Acquired Leased Real Property)

Exhibit E	Form of Opinion of Counsel of the Parent and the Sellers

Exhibit F	Form of Non-Competition and Non-Disclosure Agreement

Exhibit G	Form of Lease

Exhibit H	Form of Limited Warranty Deed

EXHIBIT A

Terms of Indemnity Escrow Agreement

(1) Indemnity Escrow Amount to be released to Sellers as follows:

(a)	At Survival Date, one-half of (i) any funds remaining in the Indemnity Escrow Account, less (ii) the dollar amount of outstanding Notices of Claims before such release date;

(b)	On the third anniversary of the Closing Date, one-half of (i) any funds remaining in the Indemnity Escrow Account, less (ii) the dollar amount of outstanding Notices of Claims before such release date; and

(c)	On the fourth anniversary of the Closing date, all remaining funds in the Indemnity Escrow Account.

(2) Interest follows the funds.

(3) Any remaining Net Current Assets Escrow Amount released to Sellers upon completion of working capital adjustment pursuant to Section 1.5.

(4) No creditors or other Persons claiming by, through or on behalf of any party to the Escrow Agreement shall have any greater rights under the terms and conditions of the Escrow Agreement than such Party.

(5) Claims for indemnification by the Buyer that are not subject to the Maximum Limitation may be satisfied, in Buyer’s sole discretion, from the Indemnity Escrow Amount.